Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares of China Southern Airlines Company Limited, you should at once hand this circular to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss however arising from or in reliance upon the whole or any part of the contents of this circular.

(1) DISCLOSEABLE AND CONNECTED TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

FINANCIAL SERVICES FRAMEWORK AGREEMENT;

(2) DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED

TRANSACTIONS IN RELATION TO 2023–2025 FINANCE

AND LEASE SERVICE FRAMEWORK AGREEMENT;

(3) PROPOSED APPOINTMENT OF DIRECTORS;

AND

(4) SUPPLEMENTAL NOTICE OF EGM

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

SOMERLEY CAPITAL LIMITED

A supplemental notice setting out the additional resolutions to be resolved at the EGM to be held at 2:00 p.m. on Wednesday, 28 December 2022 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC is set out on pages EGM-1 to EGM-3 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete the accompanying second form of proxy in accordance with the instructions printed thereon and return the same to the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the second form of proxy will not prevent you from attending and voting at the EGM or any adjournment thereof if you so wish.

1 December 2022

CONTENTS

Page
Definitions	1
Letter from the Board	6
Letter from the Independent Board Committee	IBC-1
Letter from the Independent Financial Adviser	IFA-1
Appendix – General Information	APP-1
Supplemental Notice of EGM	EGM-1

- i -

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“2020-2022 Finance and Lease Service Framework Agreement”	the 2020-2022 finance and lease service framework agreement entered into between the Company and CSA Leasing on 10 October 2019, pursuant to which CSA Leasing agreed to (i) provide finance leasing to the Company in relation to certain aircraft, simulators, engines, aviation materials and special equipment; and (ii) provide operating lease to the Company in relation to certain aircraft, helicopters and engines for the period from 1 January 2020 to 31 December 2022 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“2020-2022 Finance Lease Transactions”	the finance lease of the aircraft, simulators, engines, aviation materials and special equipment pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“2020-2022 Operating Lease Transactions”	the operating lease of the aircraft, helicopters and engines pursuant to the 2020-2022 Finance and Lease Service Framework Agreement

“2023-2025 Finance and Lease Service Framework Agreement”	the 2023-2025 finance and lease service framework agreement entered into between the Company and CSA Leasing on 28 October 2022, pursuant to which CSA Leasing agreed to (i) provide finance leasing service to the Company in relation to the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment; and (ii) provide operating lease service to the Company in relation to certain aircraft, engines and Aviation Related Equipment for the period from 1 January 2023 to 31 December 2025 in accordance with its terms and conditions and the relevant implementation agreements contemplated thereunder

“A Share(s)”	A share(s) of RMB1.00 each in the capital of the Company

“Aviation Related Equipment”	the special equipment (including special vehicles, warehousing, the equipment for transport handling, security check and security systems, communication navigation, flight training, maintenance and testing, kitchen equipment, process equipment and aviation materials, etc.)

“Articles of Association”	the articles of association of the Company, as amended from time to time

“associate(s)”	has the meaning as defined in the Listing Rules

“Board”	the board of Directors

DEFINITIONS

“CBIRC”	China Banking and Insurance Regulatory Commission

“Company”	China Southern Airlines Company Limited, a joint stock company incorporated in the PRC with limited liability

“CSAH”	China Southern Air Holding Company Limited, a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

“CSAH Group”	CSAH and its subsidiaries

“CSA Leasing”	China Southern Air Leasing Company Limited* (南航國際融資租賃有限公司), a company incorporated in the PRC with limited liability, and owned as to 25% by China Southern Airlines Group Capital Holding Limited* (中國南航集團資本控股有限公司), 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH, and 50% by Beijing Chengtong Financial Holding Investment Company Limited (北京誠通金控投資有限公司) as at the Latest Practicable Date

“Delivery Date”	the dates on which the Lessor(s) delivers the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment to the Company pursuant to the respective Finance Lease Agreement

“Deposit Services Cap(s)”	the maximum daily balance of deposits placed by the Group (including the corresponding interest accrued thereon) on any given day during the term of the Financial Services Framework Agreement

“Directors”	the directors of the Company

“EGM”	the first extraordinary general meeting of 2022 of the Company to be convened at 2:00 p.m., on Wednesday, 28 December 2022

“Finance Company”	China Southern Airlines Group Finance Company Limited, a company incorporated in the PRC with limited liability

“Finance Lease Agreement(s)”	the individual finance lease agreements in relation to the finance lease of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment to be entered into by the Company pursuant to the 2023-2025 Finance and Lease Service Framework Agreement

“Finance Lease Cap(s)”	the relevant annual cap(s) for the Finance Lease Transactions contemplated under the 2023-2025 Finance and Lease Service Framework Agreement

DEFINITIONS

“Finance Lease Transactions”	the finance lease of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment pursuant to the 2023-2025 Finance and Lease Service Framework Agreement

“Financial Services Framework Agreement”	the financial services framework agreement dated 28 October 2022 entered into between the Company and the Finance Company

“Group”	the Company and its existing subsidiaries

“H Share(s)”	H share(s) of RMB1.00 each in the capital of the Company

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“IFRS”	the International Financial Reporting Standards issued by the International Accounting Standards Board

“IFRS 16”	the International Financial Reporting Standard 16 issued by the International Accounting Standards Board, set out the principles for the recognition, measurement, presentation and disclosure of leases

“Independent Board Committee”	the independent committee of the Board, the members of which consist of the independent non-executive Directors, formed to advise the Independent Shareholders with respect to (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement

“Independent Financial Adviser”	Somerley Capital Limited, a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO and is the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement

“Independent Shareholders”	shareholders of the Company other than CSAH and its associates

“Latest Practicable Date”	28 November 2022, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

DEFINITIONS

“Lease Cap(s)”	collectively, the Finance Lease Cap(s) and the Operating Lease Cap(s)

“Leased Aircraft”	the aircraft planned to be introduced by the Company during the period from 1 January 2023 to 31 December 2025, and to be entered into the finance lease in respect of the Proposed Lease Transactions

“Leased Aviation Related Equipment”	the Aviation Related Equipment planned to be introduced by the Company during the period from 1 January 2023 to 31 December 2025, and to be entered into the finance lease in respect of the Proposed Lease Transactions

“Leased Simulators”	the simulators planned to be introduced by the Company during the period from 1 January 2023 to 31 December 2025, and to be entered into the finance lease in respect of the Proposed Lease Transactions

“Lessee(s)”	The Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries)

“Lessor(s)”	CSA Leasing and wholly-owned subsidiaries of CSA Leasing or wholly-owned project subsidiaries

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“Proposed Appointments”	the proposed appointment of Mr. Luo Lai Jun as an executive Director and Mr. Cai Hong Ping as an independent non-executive Director

“Operating Lease Agreement(s)”	the individual operating lease agreements in relation to the operating lease of certain aircraft, engines and Aviation Related Equipment to be entered into by the Company pursuant to the 2023-2025 Finance and Lease Service Framework Agreement

“Operating Lease Cap(s)”	the relevant annual cap(s) for the Operating Lease Transactions contemplated under the 2023-2025 Finance and Lease Service Framework Agreement

“Operating Lease Transactions”	the operating lease of the certain aircraft, engines and Aviation Related Equipment pursuant to the 2023-2025 Finance and Lease Service Framework Agreement

“PBOC”	the People’s Bank of China, the central bank of the PRC

DEFINITIONS

“PRC” or “China”	the People’s Republic of China (other than, for the purpose of this circular only, Hong Kong, Macau and Taiwan)

“Previous Financial Services Framework Agreement”	the previous financial services framework agreement dated 27 August 2019 entered into between the Company and the Finance Company

“Proposed Lease Transactions”	collectively, the Finance Lease Transactions and Operating Lease Transactions

“Provision of Deposit Services”	the provision of deposit of money services (including but not limited to time deposit, saving deposit) by the Finance Company to the Group pursuant to the Financial Services Framework Agreement

“Provision of Loan Services”	the provision of loan services (including credit line services) by the Finance Company to the Group pursuant to the Financial Services Framework Agreement

“RMB”	Renminbi, the lawful currency of the PRC

“Share(s)”	collectively, the H Shares and A Shares

“Shareholder(s)”	shareholder(s) of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“US dollars” or “US$”	United States dollars, the lawful currency of the United States of America

*	For identification purpose only

LETTER FROM THE BOARD

Directors: Executive Directors: Ma Xu Lun (Chairman) Han Wen Sheng (Vice Chairman and President)	Registered address: Unit 301, 3/F, Office Tower Guanhao Science Park Phase I 12 Yuyan Street, Huangpu District Guangzhou, Guangdong Province PRC 510530

Independent Non-Executive Directors: Liu Chang Le Gu Hui Zhong Guo Wei

Supervisors: Ren Ji Dong (Chairman of the Supervisory Committee) Lin Xiao Chun Yang Bin
1 December 2022

To the Shareholders Dear Sir or Madam,

(1) DISCLOSEABLE AND CONNECTED TRANSACTION AND

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

FINANCIAL SERVICES FRAMEWORK AGREEMENT;

(2) DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED

TRANSACTIONS IN RELATION TO 2023–2025 FINANCE

AND LEASE SERVICE FRAMEWORK AGREEMENT;

(3) PROPOSED APPOINTMENT OF DIRECTORS;

AND

(4) SUPPLEMENTAL NOTICE OF EGM

I.	INTRODUCTION

Reference is made to the announcements of the Company dated 28 October 2022 in relation to the Financial Services Framework Agreement and the 2023-2025 Finance and Lease Service Framework Agreement, and the announcement of the Company dated 28 November 2022 in relation to the Proposed Appointments.

LETTER FROM THE BOARD

The purpose of this circular is, among other things, (i) to provide you with more information in relation to the Financial Services Framework Agreement and the Deposit Services Caps, the 2023- 2025 Finance and Lease Service Framework Agreement and the Lease Caps, as well as the Proposed Appointments; (ii) to enable you to make an informed decision on whether to vote for or against the resolutions at the EGM.

II.	FINANCIAL SERVICES FRAMEWORK AGREEMENT

(1)	Financial services framework agreement

(i)	Date

28 October 2022 (after trading hours)

(ii)	Parties

(a)	The Company, the principal business activity of the Company is that of civil aviation.

(b)

The Finance Company, a non wholly-owned subsidiary of CSAH which is owned as to approximately 51.42% by CSAH and 48.58% by the Company together with its four subsidiaries. The principal business activity of the Finance Company is that of providing financial services, which it is authorised to carry out under the applicable rules and regulations of the PRC.

(iii)	Subject matter

(a)	Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, the Finance Company agreed to provide the following financial services to the Group:

Provision of Deposit Services

The Finance Company shall accept deposit of money from the Group at interest rates in line with the interest rate rules prescribed by the PBOC from time to time for the same type of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain state-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time to satisfy the operation needs of the Group. The Finance Company could instantly withdraw the deposit from the state-owned commercial banks and listed commercial banks at any time and without any restrictions via the online financial service systems. Also, there will not be any penalty for early withdrawal from the state-owned commercial banks and listed commercial banks by the Finance Company or from the Finance Company by the Group at any time. As (i) the deposit placed in the state-owned commercial banks and listed commercial banks could be withdrawn by the Finance Company freely without restrictions; and (ii) the Company could withdraw the deposit from the Finance Company freely without restrictions, the control over such deposit could be monitored and safeguarded by the Group and the Finance Company. To further safeguard the security of the deposit placed in the state-owned commercial banks and listed commercial banks, the Finance Company will review the credit risks of such state-owned commercial banks and listed commercial banks on a regular basis so as to control the risk of the Group’s deposit to the minimum. As the Finance Company is a regulated financial institution in the PRC, it is entitled to interbank interest rates which are generally higher than normal commercial interest rates. Accordingly, it will be more beneficial to the Group to make deposit with the Finance Company instead of directly with the state-owned commercial banks and listed commercial banks.

LETTER FROM THE BOARD

The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by major commercial banks in the PRC for comparable deposits. The interest rate for the Group’s deposit offered by the Finance Company will be independently verified by the Finance Division of the Company by comparing the rates and terms offered by at least four major commercial banks in the PRC. The Finance Company will pay the interest to the Group on a quarterly basis for saving deposit and pay the interest at the end of the time deposit period for time deposit.

The Finance Company shall provide the Group with transfer and settlement services in normal business activities in accordance with the needs of the Group and relevant national regulations.

Provision of Loan Services

The Finance Company shall make loans or provide credit line services to the Group and the entering into of separate loan agreements, which will set out the terms and conditions of the loans, upon application by the Company during the term of the Financial Services Framework Agreement. The Company will comply with the Listing Rules when entering into such separate written agreements. The total amount of loans extended by the Finance Company to the CSAH Group and its subsidiaries (excluding the Group) must not exceed the sum of the Finance Company’s share capital, provident fund or money deposit received from other parties (except the Group).

The interest rate for loans provided to the Group by the Finance Company shall be in line with the interest rate rules prescribed by the PBOC for the same type of loan and, subject to the above, the interest rate charged on the loans to the Group shall not be higher than the rate charged by major commercial banks in the PRC for comparable loans. The interest rate for loans provided to the Group offered by the Finance Company will be independently verified by the Finance Division of the Company by comparing the rates and terms offered by at least four major commercial banks in the PRC. The interest in connection with the loans or credit line services provided by the Finance Company to the Group shall be payable by the Group on a quarterly basis.

LETTER FROM THE BOARD

The Company will make repayment of principal and payment for interest in accordance with the payment terms of the separate loan agreements as might be entered into between the Company and the Finance Company.

Provision of other financial services

Upon request by the Company, the Finance Company shall also provide other financial services to the Group, including guarantee business, financial and financing consultation, credit certification and other relevant advice and agency business, and other businesses which are approved by CBIRC and PBOC to be operated by the Finance Company by entering into of separate agreements, which will set out the terms and conditions of such services. If the Company is approved to issue bond, the Finance Company can accept engagement by the Company to provide bond issuance or underwriting services, subject to the entering into of separate agreements. The Company will comply with the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules if the transaction amount of other financial services contemplated under the Financial Services Framework Agreement would exceed the relevant threshold when entering into such separate written agreements.

For the other financial services provided by the Finance Company under the Financial Services Framework Agreement, the handling fees charged by the Finance Company for the provision of other financial services shall be fixed according to the rate of fees chargeable prescribed by the regulatory institutions such the PBOC or the CBIRC and, subject to the above principle, the fees chargeable shall be equal to or lower than the rate charged by the Finance Company against independent third parties for the same type of financial services.

The Company will make payment for such fees and commissions in accordance with the payment terms of the separate agreements for other financial services as might be entered into between the Company and the Finance Company, under which the payment terms (including the payment arrangements) shall not be less favorable to the Group than the terms available from other commercial banks or financial institutions. In respect of the other financial services to be provided by the Finance Company to the Group, the annual fees payable by the Group to the Finance Company during the three years ending 31 December 2025 shall not exceed RMB7.5 million. The annual cap of RMB7.5 million for the provision of other financial services for each of the three years ending 31 December 2025 was determined based on historical annual fees paid by the Group to the Finance Company in respect of other financial services under the Previous Financial Services Framework Agreement and the expected increase in demand for other financial services by the Group from the Finance Company in the three years ending 31 December 2025.

LETTER FROM THE BOARD

(iv)	Term of the Financial Services Framework Agreement

The Financial Services Framework Agreement is for a fixed term of three years, commencing from 1 January 2023 to 31 December 2025.

(v)	Proposed annual Caps

(a)	Financial Services Provided by the Finance Company to the Group

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group as well as the maximum amount of the outstanding loan provided by the Finance Company to the Group (including the corresponding interests payable accrued thereon) for each of the three years ending 31 December 2025 shall not exceed the Cap which is set at RMB20.0 billion, RMB21.0 billion and RMB22.0 billion, respectively, on any given day. During the term of the Financial Services Framework Agreement, the comprehensive credit line provided by the Finance Company to the Group shall not exceed RMB30.0 billion per year (including loans and other financial services), among which the credit line involved in other financial services (including letters of guarantee, factoring, promissory notes, etc.) shall not exceed RMB10.0 billion per year.

The Caps of RMB20.0 billion, RMB21.0 billion and RMB22.0 billion are determined principally by reference to:

(1)

the cash flow position of the Group. The amount of cash and cash equivalents held by the Group as at 31 December 2021 and 30 June 2022 were approximately RMB21,456 million and approximately RMB22,507 million (unaudited);

(2)

the original annual caps provided for the Provision of Deposit Services under the Previous Financial Services Agreement for the three years ending 31 December 2022 of RMB13.0 billion, RMB14.5 billion and RMB16.0 billion respectively (details of which are provided in the announcement of the Company dated 27 August 2019);

(3)

the growth in maximum historical daily balance of the deposits of the Group placed with the Finance Company during the two financial years ended 31 December 2021 and the nine months ended 30 September 2022 (as provided below);

LETTER FROM THE BOARD

(4)

the maximum historical daily balance of the deposits of the Group placed with the Finance Company was close to RMB16.0 billion during the first half of 2022, which indicated that the existing Cap of RMB16.0 billion for the year ending 31 December 2022 has been nearly fully utilized;

(5)

the operation scale of the Group which is expected to continue to expand and the ability of centralised fund management which continues to increase and in turn result in an increase in the deposits and loans demand;

(6)

the capital scale of the Group is expected to increase due to the expected recovery of the civil aviation market from the COVID-19 pandemic and the gradual resumption of the international routes in the future, leading to an increase in the deposits and loans demand; and

(7)

the Group’s plan to increase utilisation rate of its funds through the centralised fund management with the Finance Company. The Finance Company, which primarily serves as the financial service provider to CSAH Group (including the Group), is familiar with the operation, business needs and capital plans of the Group. By maintaining accounts with the Finance Company and leveraging on the Finance Company as the settlement platform, fund transmission time can be reduced to expedite the turnaround of funds. In addition, capital pooling can provide flexibility to the Group in making timely intergroup transfer from time to time without any restriction in meeting its funding needs, utilise idle cash balances within the Group, and reduce funding cost of the Group in general.

(vi)	Historical figures

(a)	Financial Services Provided by the Finance Company to the Group

The original annual caps under the Previous Financial Services Framework Agreement were as follows:

	For the financial year ended/ending 31 December
	2020 RMB (million)	2021 RMB (million)	2022 RMB (million)
Provision of Deposit Services	13,000	14,500	16,000
Provision of Loan Services	13,000	14,500	16,000
Provision of other financial services	5	5	5

LETTER FROM THE BOARD

The historical figures relating to the Provision of Deposit Services, Provision of Loan Services and provision of other financial services, during the two financial years ended 31 December 2021 and nine months ended 30 September 2022, were as follows:

	Balance of the deposits placed with the Finance Company as at	Balance of the outstanding loans provided by the Finance Company as at	Deposit interest income received from the Finance Company for the financial period ended	Loan interest payable to the Finance Company for the financial period ended	Other financial services fee payable to the Finance Company for the financial period ended
	RMB (million)	RMB (million)	RMB (million)	RMB (million)	RMB (million)
31 December 2020	9,119	1,688	91	27	1
31 December 2021	12,621	3,018	159	76	1
30 September 2022 (unaudited)	9,405	6,273	101	92	1

The historical maximum daily balance of the deposits with the Finance Company placed by the Group and the historical maximum daily balance of outstanding loans owned by the Group to the Finance Company, during the two financial years ended 31 December 2021 and nine months ended 30 September 2022, were as follows:

	For the financial year ended 31 December		For the nine months ended 30 September
	2020	2021	2022
	RMB (million)	RMB (million)	RMB (million) (unaudited)
Maximum daily amount of deposits placed by the Group	12,352	14,490	15,997
Maximum daily amount of outstanding loans owed by the Group	4,000	4,900	8,596

The historical maximum daily amount of deposits placed by the Group was greater than the historical maximum daily amount of outstanding loans owed by the Group to the Finance Company because the Group further expanded its financing channels and resolved its own funding needs through various methods, such as the issuance of ultra-short-term financing bills and non-public issuance of shares.

LETTER FROM THE BOARD

The loans provided by the Finance Company to the Group in the past were unsecured. In future, if the Company provides any guarantee and/or security in respect of any future loans to be provided by the Finance Company to members of the Group, it will comply with the then applicable requirements under the Listing Rules.

(2)	Internal control and risk management measures

The main internal control and risk management measures of the Company as set out as follows:

(i)	Financial Services Provided by the Finance Company to the Group

•

for the Provision of Deposit Services, the Provision of Loan Services and the provision of other financial services, the Finance Division of the Company is responsible for monitoring that the interest rates or fees for the specific transactions under the Financial Services Framework Agreement are determined according to the pricing policies as set out in the Financial Services Framework Agreement;

•

for the Provision of Deposit Services, the Finance Division of the Company is responsible for closely monitoring the outstanding deposit balance of the Group with the Finance Company on a daily basis to ensure that it does not exceed the proposed annual caps and will check the applicable deposit interest rates upon obtaining the notices on interest received from the Finance Company to ensure that they are in compliance with the pricing policies as set out in the Financial Services Framework Agreement. The general manager and chief accountant of the Company will review the above procedures on a regular basis;

•

the Finance Division of the Company is responsible for evaluating the specific information reported by the Finance Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company to ensure the specific transactions are conducted in compliance with the pricing policies as set out in the Financial Services Framework Agreement, as well as to ensure the aggregate outstanding deposit balance of the Group with the Finance Company does not exceed the proposed annual caps; and

•

the Finance Division of the Company is responsible for checking to make sure that the Finance Company will monitor the interest rate rules prescribed by the PBOC and compare the rates and terms offered by major commercial banks in the PRC when the need for deposit arises, so that the Company can make sure the interest rates and terms of the Group’s deposits with the Finance Company are on normal commercial terms or better. If the interest rate rules prescribed by the PBOC has made any changes, the Finance Division of the Company would liaise and negotiate with the Finance Company to make sure any adjustment to the deposit rates made by the Finance Company are in compliance with the relevant new interest rates rules prescribed by the PBOC and the pricing policy under the Finance Services Framework Agreement.

LETTER FROM THE BOARD

(ii)	General Measures

•

the internal audit department of the Company is responsible for reviewing and assessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the Financial Services Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submit to the Board for review and approval;

•

the Law & Standards Division of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the Financial Services Framework Agreement, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the Financial Services Framework Agreement;

•	the Board Office of the company is responsible for regularly check on the implementation of the pricing policies and proposed annual caps as set out in the Financial Services Framework Agreement;

•

the independent non-executive Directors have reviewed and will continue to review the continuing connected transactions contemplated under the Financial Services Framework Agreement to ensure that such transactions are entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the related agreements are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and

•	the auditors of the Company will also conduct an annual review on the pricing policies and annual caps of the continuing connected transactions under the Financial Services Framework Agreement.

Taking into account of: (i) the above methods and procedures comprise necessary components of an internal control system with designated department and responsible officer, clear approval process and monitoring system and detailed and explicit assessment criteria; and (ii) the above-mentioned review procedures against the detailed and explicit assessment criteria can ensure that the transactions will be executed in compliance with the pricing principles stipulated in the Financial Services Framework Agreement, the Directors (including the independent non-executive Directors) are of the view that the Company have implemented effective internal control and risk management measures, and such methods and procedure can ensure that the transactions contemplated under the Financial Services Framework Agreement will be conducted on normal commercial terms and are in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

(3)	Reasons and Benefits of the Financial Services Framework Agreement

Financial	Services Provided by the Finance Company to the Group

The main reasons for the election by the Company to continue to use the Finance Company for the provision of the relevant financial services are as follows:

•

on 31 March 2009, pursuant to the financial services agreement entered into between the Company and the Finance Company, CSAH, as the controlling shareholder of the Finance Company, has undertaken to the Company on a permanently effective basis of the following:

•

the Finance Company is a duly incorporated enterprise group finance company under the “Administrative Measures for Enterprise Group Finance Companies” and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group. (Note: Given that the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group), the risk that the Finance Company dissipate the Group’s capital kept with the Finance Company to other entities unrelated to Group is significantly reduced);

•

the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

•

in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and

•

as the Company is independent from CSAH in respect of its assets, businesses, personnel, finance and organizational structures, CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company; and

LETTER FROM THE BOARD

•

according to the above undertakings made by CSAH, the Board considers that due to (i) the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of relevant laws and regulations these regulatory authorities, and (ii) the business and operations of the Finance Company have been in a sound and solid conditions based on the regular risk assessment made by the Group on the Finance Company including the annual review of the audited financial statements of the Finance Company and regular assessment of the operating and financial conditions of the Finance Company, CSAH have a sound basis to make such undertakings that “the deposits placed with and loans from the Finance Company of the Company are definitely secure”, which means CSAH considers that there would be no risks for the Group on the deposits placed with and loans from the Finance Company, and CSAH would assume any risks caused by the deposits placed with and loans from the Finance Company. Taking account into the undertakings made by the CSAH and the other reasons as set out in the announcement, including but not limited to (i) the business and operation of the Finance Company is highly regulated and are in compliance with the laws and regulations; (ii) the operating results and financial performance of the Finance Company is in a healthy condition; and (iii) the historical transactions between the Group and the Finance Company are running well, the Board is also of the view that the deposits placed with and loans from the Finance Company are secure and have limited risk;

•	in order to further safeguard the Group’s capital security, the Finance Company has undertaken the following pursuant to the Financial Services Framework Agreement:

•

the Company is entitled to inspect whether the Finance Company has a valid Financial License and Business License for Enterprise Legal Person before entering into any transactions with the Finance Company;

•

the Company shall obtain and review the latest audited annual report of the Finance Company to assess the risk before the deposits are actually made by the Company, and that the Company will only enter into transactions with the Finance Company upon confirming that the risks are manageable;

•

the Company is entitled to be informed of the operating and financial conditions of the Finance Company on a regular basis and whether the Finance Company has violated any provision of the Measures for the Administration of Enterprise Group Finance Companies promulgated by the CBIRC. The Company has the right to require the Finance Company to provide the its various regulatory indicators to the Company’s Finance Division within fifteen working days after the end of each quarter period;

•

the Company has the right to take risk response measures such as full or partial withdrawal of the Company’s deposits in the Finance Company, suspension of deposits to the Finance Company and requesting the Finance Company to rectify the situation within a certain period of time in order to effectively ensure the safety of the Company’s deposits in the Finance Company in the event of material adverse changes;

LETTER FROM THE BOARD

•	the Company shall have the right to withdraw the whole or part of the Company’s deposits with the Finance Company from time to time to ensure the safety and liquidity of the relevant deposits; and

•

the Board has passed the “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and China Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Group with the Finance Company.

The Directors are of the opinion that the Provision of Deposit Services contemplated under the Financial Services Framework Agreement will not increase the indebtedness of Group and will not have an adverse effect on the sufficiency of the working capital of the Group.

Having considered that the terms (including the pricing policies and the payment arrangements) in relation to the Provision of Deposit Services, the Provision of Loan Services and the provision of other financial services under the Financial Services Framework Agreement are no less favourable to the Group than those available from other PRC banks or financial institutions, the Board (including the independent non-executive Directors) considers that the terms (including the pricing policies and the payment arrangements) in relation to the Provision of Deposit Services, the Provision of Loan Services and the provision of other financial services under the Financial Services Framework Agreement are fair and reasonable and are entered into on normal commercial terms or better and in the ordinary and usual course of business of the Company and in the interests of the Group and its Shareholders as a whole.

(4)	Implications under the Listing Rules

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAH Group. CSAH, the controlling shareholder of the Company, directly and indirectly holding approximately 66.52% equity interests in the Company as at the Latest Practicable Date, is a connected person of the Company. The Finance Company is a non-wholly owned subsidiary of CSAH thus also a connected person of the Company. As the Finance Company is a connected person of the Company under the Listing Rules, the Financial Services Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

LETTER FROM THE BOARD

Financial	Services Provided by the Finance Company to the Group

As one or more of the relevant applicable percentage ratios for the Provision of Deposit Services is higher than 5% but less than 25% on an annual basis, the Provision of Deposit Services constitutes a continuing connected transaction subject to the reporting, annual review, announcement and the shareholders’ approval requirements under Chapter 14A of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

The Provision of Loan Services by the Finance Company to the Group would amount to financial assistance by a connected person for the benefit of the Group, which are on normal commercial terms or better, and such loans are not secured by the assets of the Group, therefore the Provision of Loan Services is exempt under rule 14A.90 of the Listing Rules from all reporting, annual review, announcement and shareholders’ approval requirements.

In respect of the other financial services to be provided by the Finance Company to the Group, the Company expects that the total fees payable by the Group to the Finance Company will not exceed RMB7.5 million for each of the three years ending 31 December 2025. As all the applicable percentage ratios for the provision of the other financial services by the Finance Company to the Group are less than 0.1% on an annual basis, which fall within the de minimis threshold set out in rule 14A.76 of the Listing Rules, the provision of the other financial services by the Finance Company to the Group is exempt from the reporting, annual review, announcement and shareholders’ approval requirements of the Listing Rules.

Among the six Directors, two connected Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Financial Services Framework Agreement. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolution was in compliance with the Company Law of the PRC and the Articles of Association.

CSAH and its associates, who were directly and indirectly holding an aggregate of 12,053,304,972 Shares (representing approximately 66.52% of the issued share capital of the Company) as at the Latest Practicable Date, are required to abstain from voting in respect of the proposed resolution to approve the Provision of Deposit Services under the Financial Services Framework Agreement in the EGM.

The Company will comply with the Listing Rules when it enters into further separate agreements with the Finance Company in connection with the Provision of Loan Services and the other financial services by the Finance Company.

The Financial Services Framework Agreement is also required to be disclosed pursuant to the relevant rules and regulations of the Shanghai Stock Exchange.

LETTER FROM THE BOARD

III.	2023-2025 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

(1)	2023-2025 Finance and Lease Service Framework Agreement

(i)	General Terms

Date	:	28 October 2022

Lessor(s)	:	CSA Leasing and wholly-owned subsidiaries of CSA Leasing or wholly-owned project subsidiaries

Lessee(s)	:	The Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries)

Effective term	:	From 1 January 2023 to 31 December 2025

Effectiveness and conditions	:	The 2023—2025 Finance and Lease Service Framework Agreement is effective upon execution by the parties and approval of the 2023-2025 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder by the Board and the Independent Shareholders at the EGM.

(ii)	Finance Lease Transactions

The major terms of the Finance Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Finance Lease Transactions	:	The Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment comprises part of the aircraft, simulators and Aviation Related Equipment in the Company’s introduction plan from 1 January 2023 to 31 December 2025, subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements with aircraft manufacturing company in relation to the Leased Aircraft, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled or will fulfill the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations (including the Listing Rules).

LETTER FROM THE BOARD

As for the simulators and the Aviation Related Equipment, the Company has signed or will sign the relevant purchase agreements with the independent third parties, which agreements have been or will be negotiated and agreed independently and separately and will fulfil or has fulfilled the relevant internal approval procedures in accordance with relevant laws and regulations (including the Listing Rules).

Aggregate principal amount of the Finance Lease Transactions	:	Not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the simulators and the Aviation Related Equipment).

Rental fee/Interest rate	:	The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

Under the Finance Lease Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, simulators and Aviation Related Equipment satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee, of which the principal portion is measured according to the equal-principal (equal instalment principal and corresponding interests incurred by the remaining principal) or average-capital-plus-interests (average instalment for all the principal and interests) standard, or such standard of measurement as otherwise agreed by the Company and CSA Leasing, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment and concluding on the date of the last payment for such subject matter, subject to the terms and conditions of each individual Finance Lease Agreement. The Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder, which enables the Lessee(s) to deduct value added tax.

LETTER FROM THE BOARD

(Note: By adopting the equal principal standard, the principal to be paid by the Lessee(s) in each period remain constant throughout the entire repayment period with a gradually decreasing interests to be paid towards the end of the repayment period. By adopting the average-principal-plus-interests standard, the principal and interests to be repaid by the Lessee(s) in each period are constant throughout the entire repayment period, such that with the passage of time the principal to be paid by the Lessee(s) will be increasing while the interests to be paid by the Lessee(s) will be decreasing. According to previous finance lease transactions and as a general market practice, the equal-principal standard is commonly adopted in reaching the rental fee of aircraft and simulators, while the average-capital-plus-interests standard is commonly adopted in reaching the rental fee of the Aviation Related Equipment. Having considered that the adoption of the equal principal standard and the average-principal-plus-interests standard are in line with the market practice, the Board considered that the above pricing mechanism is fair and reasonable and on normal commercial terms.)

Prerequisites	:	The Company may mandate the finance lease arrangements for the aircraft, the simulators and the Aviation Related Equipment to CSA Leasing depending on the following prerequisites:

(1) the stable operation of CSA Leasing, and CSA Leasing’s qualification and ability in engaging in large-scale aircraft, simulators and Aviation Related Equipment finance lease transactions. Under the relevant PRC rules and regulations, the activity of finance leasing could only be carried out by institutions that hold the license of conducting “similar financial” activities;

LETTER FROM THE BOARD

(2) the comprehensive costs (including the relevant rental fee plus handling fee and deduct other costs which would be saved according to favourable condition such as deductible value added tax) regarding the finance lease proposal(s) of aircraft and simulators provided by CSA Leasing to the Company shall not be higher than (i) the comprehensive costs of the same type of transactions carried out by the Company during the relevant period, or (ii) the comprehensive costs provided by other independent third parties quotations (among which the quotation from independent third parties shall not be less than two). The comprehensive costs regarding the financing proposal(s) of the Aviation Related Equipment provided by CSA Leasing to the Company shall not be higher than the comprehensive costs of bank loans for the same type of equipment during the relevant period; and

(3) the capability of the Lessor(s) to issue value added tax invoices for the entire principal amount and interest payments of finance lease, which enables the Lessee(s) to deduct value added tax.

Handling fee	:	The respective handling fee for each of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment which is not more than 1% of the principal amount for each of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date.

LETTER FROM THE BOARD

Buy-back	:	During the lease period, the Lessor(s) have ownerships of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment. Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each of the relevant Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment, the Lessee(s) is entitled to purchase the relevant Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price stipulated in the respective lease agreement (which normally ranged from RMB1 to RMB10,000 according to previous lease transactions) for such subject matter. The Lessor(s) shall complete all relevant and necessary procedures in assigning the ownership in such Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment to the Lessee(s).

Implementation Agreements	:	To implement the Finance Lease Transactions, separate Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, Leased Simulator and Leased Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2023-2025 Finance and Lease Service Framework Agreement.

The lease period of the subject matter under the 2023-2025 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. Based on previous similar transactions, the lease period of the Leased Aircraft under the separate Finance Lease Agreement(s) would be 10 years. Based on the common practice of the aviation industry, the lease period of the Leased Simulators under the separate Finance Lease Agreement(s) would be 10 years. In addition, with reference to the accounting policy in respect of the Aviation Related Equipment of the Company, the lease period of the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would be 5-8 years. Pursuant to Rule 14A.52 of the Listing Rules, the Company had engaged the Independent Financial Adviser to explain why a lease period exceeding three years for the Leased Aircraft, the Leased Simulators and the Leased Aviation Equipment is required and the Independent Financial adviser had confirmed that it is in the normal business practice for contracts of these types to be of such duration. Pursuant to Rule 14A.55, the independent non-executive Directors will review the relevant Finance Lease Transaction(s) under the Finance Lease Agreement(s) on an annual basis and confirm in the annual report of the Company in respect of Rule 14A.55(1) to (3). Pursuant to Rule 14A.56 of the Listing Rules, the auditors of the Company will report on the Finance Lease Transaction(s) on an annual basis and confirm to the Board in respect of Rule 14A.56(1) to (4). Moreover, before the expiry of the term of the 2023-2025 Finance and Lease Service Framework Agreement, the Company will re-assess the terms and conditions of the 2023-2025 Finance and Lease Service Framework Agreement and re-comply with the relevant requirements (including setting annual caps, issuing announcements and/or obtaining Shareholders’ approval) governing continuing connected transactions under the Listing Rules.

LETTER FROM THE BOARD

In addition, as for the Leased Aircraft under the Finance Lease Transactions, the handling fee ratio of 1% is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. As the simulators have similar nature with the aircraft, the same handling fee ratio shall be adopted for the Leased Simulators under the Finance Lease Transactions. As for the Leased Aviation Related Equipment, the handling fee ratio of 1% is determined after taking into account the complexity of handling procedures based on handling volumes of certain equipment under the Aviation Related Equipment. The actual determination of the interest rate and the handling fee will be considered as a whole and governed by the pricing policy as disclosed above under the item “Prerequisites”. Having considered the basis on determining the handling fee as disclosed above, the Board considers that the handling fee of 1% of the principal amount of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment was determined after due and careful consideration with objective and reasonable grounds, and the handling fee of 1% is fair and reasonable and on normal commercial terms.

(iii)	Operating Lease Transactions

The major terms of the Operating Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement are set out as follows:

Subject matter under the Operating Lease Transactions	:	The aircraft (including new aircraft as well as middle-aged and old aircraft to be disposed of by the Company through sale and leaseback arrangement), engines and the Aviation Related Equipment in the Company’s introduction plan through operating lease from 1 January 2023 to 31 December 2025.

Rental fee	:	The rental fee will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft, engines and Aviation Related Equipment satisfying the prerequisites as disclosed below under the item “Prerequisites”.

The rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft, engines and the Aviation Related Equipment.

LETTER FROM THE BOARD

Prerequisites	:	The Company may mandate the operating lease arrangement for the aircraft, engines and the Aviation Related Equipment depending on the following prerequisites:

(1) the aircraft, engines and the Aviation Related Equipment under the Operating Lease Transactions are owned by the Lessor(s) with proprietary rights; and

(2) the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) of the aircraft, the engines and the Aviation Related Equipment provided by CSA Leasing to the Company shall not be higher than (i) the comprehensive costs of the same type of transaction carried out by the Company during the relevant period, or (ii) the comprehensive costs provided by other independent third parties quotations (among which the quotation from independent third parties shall not be less than two). The comprehensive costs of the middle-aged and old aircraft to be disposed of by the Company through sale and leaseback arrangement and the spare engine to be leased by the Company through operating lease shall not be higher than (i) the comprehensive costs provided by other independent third parties operating lease proposal quotations (Note: in open bidding process on China Assets Exchange) or (ii) the existing lease price of the same type of aircraft and engines of the Company (to be determined based on the lease price of aircraft of the same model and age and the lease price of engine of the same model in the domestic market, and adjusted by conditions and utilization rate of the aircraft and the engine). The rental fee will be determined after fair negotiation by CSA Leasing and the Company.

(Note: Having considered that middle-aged and old aircraft are commonly traded in the domestic market (as compared to that majority of new aircraft were purchased from overseas manufacturers), the Board considered that it is fair and reasonable to determine the lease price based on the lease price of aircraft and engine of the same model and age in the domestic market only.)

LETTER FROM THE BOARD

Ownership	:	During the lease period, the Lessor(s) have ownerships of the aircraft, engines and the Aviation Related Equipment and the Lessee(s) have the rights to use the aircraft, engines and the Aviation Related Equipment. Upon the expiry of the lease period, the Lessee(s) should return the aircraft, engines and the Aviation Related Equipment to the Lessor(s).

Implementation Agreements	:	To implement the Operating Lease Transactions, separate Operating Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the aircraft, engines and the Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2023-2025 Finance and Lease Service Framework Agreement.

In relation to the pricing policy, the Company will obtain and review (i) at least two proposals from independent third parties regarding the finance lease of the aircraft, simulators and Aviation Related Equipment to evaluate and determine if the comprehensive costs (including the relevant rental fee plus handling fee and deduct other favourable cost-saving conditions) provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties; and (ii) at least two proposals from independent third parties regarding operating lease of aircraft, engines and the Aviation Related Equipment and determine if the comprehensive costs provided by the Lessor(s) are fair and reasonable, and no less favourable than those offered by independent third parties or, in the event that the two items above is not applicable due to the unavailability of proposals or due to the occasional operation needs of the Company, and the Company will also refer to the pricing policy as disclosed above under the item “Prerequisites”.

There will be no handling fee charged for the Operating Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement.

(2)	Information about the parties

The	Company

The principal business activity of the Company is that of civil aviation.

LETTER FROM THE BOARD

CSA	Leasing and CSAH

CSA Leasing is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses. CSA Leasing is a company incorporated in the PRC with limited liability, and owned as to 25% by China Southern Airlines Group Capital Holding Limited* (中國南航集團資本控股有限公司), 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH, and 50% by Beijing Chengtong Financial Holding Investment Company Limited (北京誠通金控投資有限公司) as at the Latest Practicable Date. CSAH is a state-owned enterprise established in the PRC. The principal business activity of CSAH is investment holding. The ultimate beneficial owner of Beijing Chengtong Financial Holding Investment Company Limited is the State Council, the principal business activity is project investment and asset management business.

(3)	Historical transaction amounts and proposed annual caps

(i)	Finance Lease Transactions

Historical Transaction Amounts

The Company has conducted transactions in relation to finance leasing with CSA Leasing in 2020, 2021 and 2022, namely the 2020-2022 Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement. The proposed total rental fee (including principal and interest) and handling fee under the 2020-2022 Finance Lease Transactions for the three years ending 31 December 2022 was US$5,140 million (or the equivalent amount in RMB), US$5,039 million (or the equivalent amount in RMB) and US$4,434 million (or the equivalent amount in RMB). Pursuant to IFRS 16, the 2020-2022 Finance Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual cap for the 2020-2022 Finance Lease Transactions for the three years ending 31 December 2022 was approximately US$3,922 million (or the equivalent amount in RMB), US$3,833 million (or the equivalent amount in RMB) and US$3,385 million (or the equivalent amount in RMB), respectively. The total rental fee (including principal and interests) and handling fee payable under the 2020-2022 Finance Lease Transactions for the year ended 31 December 2020, for the year ended 31 December 2021 and for the nine months ended 30 September 2022 was US$1,109 million (or the equivalent amount in RMB), US$326 million (or the equivalent amount in RMB) and US$206 million (or the equivalent amount in RMB), respectively.

The main reasons for the difference between the actual transaction amount and the annual cap were (i) due to the impact of the COVID-19 pandemic and the continuous suspension of flight for 737MAX aircraft, leading to a significant decrease in the number of aircraft actually introduced by the Company in 2020-2022 than expected; (ii) the Company will use the proceeds from the 2020 non-public issuance of shares and public issuance of convertible bonds to purchase aircraft and reduce the number of aircraft to be introduced by the Company through finance lease.

LETTER FROM THE BOARD

Proposed Annual Caps

As for the Finance Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement, the total fee payable is the sum of the rental fee, the handling fee and the buy-back fee, and the total rental fee payable under the Finance Lease Transactions equals to the sum of the principal and the interest payable under each Finance Lease Agreement for the entire lease period for each of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment.

In arriving the proposed total rental fee (including principal and interest) payable under the Finance Lease Transactions, (i) considering the purchase price of aircraft of the same model and same age as the Leased Aircraft in the domestic market, (ii) considering the lease period for each of the Leased Aircraft would be 10 years, the lease period for each of the Leased Simulators would be 10 years and the lease period for each of the Leased Aviation Related Equipment would be 5-8 years as disclosed above, the Company adopted the prevailing benchmark interest rate of 4.45%, which is the benchmark interest rate for RMB loan for over five years set by the PBOC (the “PBOC Benchmark Rate”) on 20 July 2022 for the calculation.

When the Company entering into the separate Finance Lease Agreement for each of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment, the actual interest rate will be adjusted by a premium or discount with a fix percentage to the PBOC Benchmark Rate based on the prevailing interest rate offered by other winning bidders for other finance lease transactions in the markets during the same period. During the term of the Finance Lease Agreement(s), if the PBOC Benchmark Rate is adjusted by the People’s Bank of China, the interest rate for the Finance Lease Transactions shall be adjusted accordingly in the same direction. Based on the previous proposals received by the Company from the independent third parties, the interest rate usually would not be higher than the relevant PBOC Benchmark Rate. Having considered the basis of determining the actual interest rate of the Finance Lease Agreement(s), the Board is of the view that such arrangement is on normal commercial terms and in the interest of the Company and its Shareholders.

The Company believes that it would be appropriate to adopt the PBOC Benchmark Rate in arriving the proposed total interest payable under the Finance Lease Transactions, after considering that the PBOC Benchmark Rate is commonly adopted in finance lease transactions in the PRC, especially when the repayment of rental fee (including interests payable) is denominated in RMB and having provided certain buffer to the Company as compared with the current market condition.

The Company will monitor the proposed cap as disclosed below and make sure it will not be exceeded. If the interest payable is higher than the one used in arriving the proposed cap for the Finance Lease Transactions, the Company may choose to reduce the transaction volume with CSA Leasing (including lowering the financing percentage). However, in any event, the Company will comply with the Listing Rules from time to time if the proposed cap would be exceeded.

LETTER FROM THE BOARD

Based on the assumption that:

(i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025. The 60% cap was determined having considered that (a) given the substantial purchase cost of aircraft, the Company attempts to minimize the financial risks (if any) that could be brought by solely relying on one single finance lease company to provide finance leasing to all aircraft to be introduced by the Company; (b) the Company had reviewed the financial conditions of CSA Leasing over the years and considered the 60% cap will not impose any financial pressure to CSA Leasing taking into account of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025; (c) the historical transaction amount of the Company’s finance lease transactions with CSA Leasing were close to 60% of the aggregate amount of aircraft introduced under the Company’s previous aircraft introduction plan; and (d) based on the above reasons, the Board considered that the 60% cap is fair and reasonable, on the normal commercial terms and in the interest of the Company and its Shareholders as a whole; and

(ii) the maximum aggregate transaction amount of the finance lease of the simulators and the Aviation Related Equipment shall not exceed total amount of the simulators and the Aviation Related Equipment to be introduced under the Company’s introduction plan from 2023 to 2025, the proposed total rental fee (including principal and interest) and handling fee under the Finance Lease Transactions is set out as below:

Units: US$ in millions

Transaction period	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
Total rental fee (including principal and interest)	4,100 (or the equivalent amount in RMB)	4,100 (or the equivalent amount in RMB)	3,600 (or the equivalent amount in RMB)
Handling fee	33.27 (or the equivalent amount in RMB)	32.98 (or the equivalent amount in RMB)	28.68 (or the equivalent amount in RMB)

LETTER FROM THE BOARD

Pursuant to IFRS 16, the Finance Lease Transactions by the Company (including the wholly-owned or controlled subsidiaries of the Company or their wholly-owned or controlled subsidiaries) as lessee under the 2023-2025 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual caps for the Finance Lease Transactions for the year ending 31 December 2023, 2024 and 2025 under the 2023-2025 Finance and Lease Service Framework Agreement are approximately US$3,361 million (or the equivalent amount in RMB), US$3,331 million (or the equivalent amount in RMB) and US$2,896 million (or the equivalent amount in RMB), respectively. The proposed caps are set on the total value of right-of-use assets relating to the Finance Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee (including principal and interest) and the handling fee for the newly added Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation was 4.45%, which are equivalent to the PBOC Benchmark Rate.

(ii)	Operating Lease Transactions

Historical Transaction Amounts

The Company has conducted transactions in relation to operating leasing with CSA Leasing in 2020, 2021 and 2022, namely the 2020-2022 Operating Lease Transactions under the 2020-2022 Finance and Lease Service Framework Agreement. The proposed maximum annual rental fee under the 2020-2022 Operating Lease Transactions for the three years ending 31 December 2022 was US$135 million (or the equivalent amount in RMB), US$255 million (or the equivalent amount in RMB) and US$368 million (or the equivalent amount in RMB), respectively, and the proposed maximum total rental fee under the 2020-2022 Operating Lease Transactions for the three years ending 31 December 2022 was US$1,385 million (or the equivalent amount in RMB), US$1,213 million (or the equivalent amount in RMB) and US$1,201 million (or the equivalent amount in RMB), respectively. Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2020-2022 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual cap for 2020-2022 Operating Lease Transactions for the three years ending 31 December 2022 was US$1,116 million (or the equivalent amount in RMB), US$961 million (or the equivalent amount in RMB) and US$949 million (or the equivalent amount in RMB), respectively. The total rental fee payable under the 2020-2022 Operating Lease Transactions for the year ended 31 December 2020, for the year ended 31 December 2021, and for the nine months ended 30 September 2022 was US$14 million (or the equivalent amount in RMB), US$79 million (or the equivalent amount in RMB) and US$172 million (or the equivalent amount in RMB), respectively.

The main reasons for the difference between the actual transaction amount and the annual cap were due to the impact of the COVID-19 pandemic and the continuous suspension of flight for 737MAX aircraft, leading to a significant decrease in the number of aircraft actually introduced by the Company in 2020-2022 than expected.

LETTER FROM THE BOARD

Proposed Annual Caps

In arriving the proposed annual rental fee and total rental fee payable under the Operating Lease Transactions, the Company considered the aircraft, engines and Aviation Related Equipment planned to be introduced by operating lease based on the Company’s introduction plan for 2023 to 2025 and their estimated monthly rental fee. For aircraft, the Company made reference to the available market data on current market value and lease rate factor generally adopted in the aviation industry for aircraft of different models and age. The calculation of the monthly rental fee is derived by multiplying the relevant current market value and lease rate factor for aircraft of similar model and age. Specifically, the Company considered the conditions and utilisation of individual aircraft and (i) the lease period for the new aircraft being 12 years and a lease rate factor of 0.90%-1.12%; and (ii) the lease period for the middle-aged and old aircraft being 3 years and a lease rate factor of 2.5%-2.55%. For engines, the Company made reference to the available market data on current lease rates generally adopted in the aviation industry for engines of different models and age, considering the condition and utilisation of individual engines, and the lease period being 5 years for new engines and 2 to 3 years for old engines. For Aviation Related Equipment, the Company has taken into account the market conditions and adopted a lease rate factor of 1.5%.

Based on the assumption that:

(i) the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of operating lease transactions of the aircraft shall not exceed 50% of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025. The 50% cap was determined having considered that (a) given the substantial purchase cost of aircraft, the Company attempts to minimize the financial risks (if any) that could be brought by solely relying on one single operating lease company to provide operating leasing to all aircraft to be introduced by the Company; (b) the Company had reviewed the financial conditions of CSA Leasing over the years and considered the 50% cap will not impose any financial pressure to CSA Leasing taking into account of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025; (c) the historical transaction amount of the Company’s operating lease transactions with CSA Leasing were close to 50% of the aggregate amount of aircraft introduced under the Company’s previous aircraft introduction plan; and (d) based on the above reasons, the Board considered that the 50% cap is fair and reasonable, on the normal commercial terms and in the interest of the Company and its Shareholders as a whole; and

LETTER FROM THE BOARD

(ii) the maximum aggregate transaction amount of the operating lease of the engines and the Aviation Related Equipment shall not exceed total amount of the engines and the Aviation Related Equipment planned to be introduced under the Company’s introduction plan from 2023 to 2025, the proposed maximum annual rental fee and total rental fee under the Operating Lease Transactions is set out as below:

Units: US$ in millions

Transaction period	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
Annual rental fee (Note 1)	197 (or the equivalent amount in RMB)	356 (or the equivalent amount in RMB)	486 (or the equivalent amount in RMB)
Total rental fee (Note 2)	1,524 (or the equivalent amount in RMB)	1,436 (or the equivalent amount in RMB)	1,119 (or the equivalent amount in RMB)

Notes:

1.	The annual rental fee refers to the rental actually payable by the Company to CSA Leasing each year for newly added aircraft, engines and Aviation Related Equipment in that year.

2.

The total rental fee refers to the total rental for newly added aircraft, engines and Aviation Related Equipment with a full lease term of 2 years to 12 years leased by the Company from CSA Leasing by way of operating lease each year.

Pursuant to IFRS 16, the Operating Lease Transactions by the Company as lessee under the 2023-2025 Finance and Lease Service Framework Agreement will be recognised as right-of-use assets, the proposed annual caps for the Operating Lease Transactions for the year ending 31 December 2023, 2024 and 2025 under the 2023- 2025 Finance and Lease Service Framework Agreement are approximately US$1,262 million (or the equivalent amount in RMB), US$1,174 million (or the equivalent amount in RMB) and US$916 million (or the equivalent amount in RMB), respectively. The proposed caps are set on the total value of right-of-use assets relating to Operating Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee as disclosed in the table above for the newly added aircraft, engines and Aviation Related Equipment in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation is 4.45% which is equivalent to the PBOC Benchmark Rate.

(4)	Reasons for entering into the Proposed Lease Transactions and benefits expected to accrue to the company

Entering into the 2023-2025 Finance and Lease Service Framework Agreement will broaden financing channels for the aircraft, the simulators and the Aviation Related Equipment and also increase the fleet through operating lease to satisfy the business development need of the Company and the industry growth. The finance lease of the aircraft, the simulators and the Aviation Related Equipment would provide more flexibility than those being purchased directly by the Group and have less impact on the working capital of the Group. The operating lease of aircraft, engines and the Aviation Related Equipment would also provide the flexibility for the Group on the arrangement of its fleet.

LETTER FROM THE BOARD

As for the Finance Lease Transactions, by utilising the finance lease structure to introduce the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use it to deduct value added tax. Through adopting the finance lease arrangement provided by CSA Leasing under the Finance Lease Transactions, the maximum savable financing costs for the Lessee(s) (after deducting the total handling fee payable to the Lessor(s) from the total deductible value added tax in respect of the interest payments) as compared to adopting secured loans arrangements with equivalent interest rates are estimated as follows:

Units: US$ in millions

Transaction period	For the year ending 31 December 2023	For the year ending 31 December 2024	For the year ending 31 December 2025
The maximum savable financing costs under the Finance Lease Transactions	59 (or the equivalent amount in RMB)	58 (or the equivalent amount in RMB)	50 (or the equivalent amount in RMB)

Under the 2020-2022 Finance and Lease Service Framework Agreement, the Group introduced 22 aircraft by adopting the finance lease arrangement provided by CSA Leasing and 5 aircraft by adopting the operating lease arrangement provided by CSA Leasing in the year ended 31 December 2021. Further, the Group expects to further introduce a total of 43 aircraft for the year ending 31 December 2022 under the 2020-2022 Finance and Leasing Services Framework Agreement by adopting the finance lease arrangement provided by CSA Leasing. When entering into the 2023-2025 Finance and Lease Service Framework Agreement, the Company had taken into account of the Group’s overall aircraft introduction plan under the 14th Five-Year Plan, including the purchase of 96 A320NEO family aircraft by the Company and the purchase of 40 A320NEO family aircraft by Xiamen Airlines Company Limited as disclosed in the Company’s announcements dated 1 July 2022 and 22 September 2022 respectively.

The terms and conditions of the Proposed Lease Transactions are agreed after arm’s length negotiations between the parties. The Directors (excluding the independent non-executive Directors whose view will be expressed in the circular) are of the view that the Proposed Lease Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and that the terms of the Proposed Lease Transactions are fair and reasonable and in the interests of the Company and its Shareholders as a whole.

LETTER FROM THE BOARD

(5)	Internal control and risk management measures

The main internal control and risk management measures of the Company are set out as follows:

(i)	2023-2025 Finance and Lease Service Framework Agreement

•

The Company has formulated and adopted specific guidelines for its aircraft financing procurement (the “Aircraft Financing Procurement Guidelines”) which stipulates the procedures on selection of lessor(s) for aircraft finance lease transactions and the criteria to be met by qualified bidders including (i) if the bidder is an overseas company or a domestic bank, it should have the credit rating at Baa3 rated by Moody or BBB- rated by Standard & Poor’s or above; (ii) if the bidder is a finance lease company under items (iii) and (iv) below, the registered capital of such finance lease company should be more than RMB170 million or the equivalent amount in foreign currency; (iii) if the bidder is a domestic company which was originally a finance lease company established under the approval by China Banking Regulatory Commission, it should comply with the relevant requirements of the capital adequacy ratio and customer concentration ratio; and (iv) if the bidder is a domestic company which was originally a finance lease company established under the approval by Ministry of Commerce, the risk assets of such finance lease company should not be more than 10 times of its total net assets. From the previous aircraft finance lease transactions, the Company has had a pool of at least 20 qualified bidders meeting the criteria under the Aircraft Financing Procurement Guidelines. First, the Finance Division would prepare, and upon approval, send to the qualified bidders, the procurement documents inviting the submission of proposals. After obtaining the proposals submitted by the qualified bidders, a project review committee of the Company comprising members from the Finance Division and the Law & Standards Division of the Company will be formed to review and assess the proposals. In general, the following steps, namely (a) preliminary review, where the Finance Division would arrive in an assessment price on individual items with reference to the benchmark interest conditions, the difference in finance interests, the finance costs, the finance term, the finance cap, the finance ratio, legal costs and tax related conditions, (b) multiple rounds of interim review regarding the assessment price attributable to specific items in the proposals and (c) final review of the proposals, will be involved in the review and assessment procedures by the project review committee, and the successful bidder will be determined with reference to the assessment prices. In the case of equal scores given to two or more proposals at the final review, the successful bidder will be determined with reference to the proposal with the higher scores on quality. Regarding the Finance Lease Transactions, if CSA Leasing has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA Leasing are no less favourable than those offered by independent third parties. The results of assessment by the project review committee will subsequently be reported to the senior management of the Company for final approval. In addition, the procurement supervision department of the Company will undertake the functions of examination and supervision during the whole process to make sure the bidding and reviewing process is in compliance with the internal rules and pricing policy.

LETTER FROM THE BOARD

•

For the finance lease of the aircraft, simulators and Aviation Related Equipment under the Finance Lease Transactions, the Company will comply with its internal guidance, including the abovementioned Aircraft Financing Procurement Guidelines.

•

In respect of the operating lease of the aircraft (including new aircraft as well as middle-aged and old aircraft to be disposed of by the Company through sale and leaseback arrangement), engines and the Aviation Related Equipment under the Operating Lease Transactions, the Company will comply with the internal procurement management rules, including aircraft introduction management rules (the “Aircraft Introduction Management Rules”) which stipulate procedures for aircraft introduction by the Group (including the operating lease of aircraft). For each operating lease project, the Strategic Planning & Investment Division of the Company will lead to establish the aircraft lease implementation team comprising members from Strategic Planning & Investment Division, Finance Division, Maintenance & Engineering Division, and Law & Standards Division of the Company, as well as members from the Sales and Marketing Committee, the Chief Flight Team, the Operations Command Centre, and import and export trading companies, who may be invited depending on the needs of particular projects. The aircraft lease implementation team will also draft the project commencement request, where the project would only commence when such project commencement request has been approved by the Aircraft Operating Lease (including Lease-and-Buyback) Leading Team. Afterwards, five steps, namely (i) publish a proposal request announcement on the procurement tender website, (ii) evaluating and submitting for approval the proposals received, (iii) reviewing, negotiating, submitting for approval and signing the letter of intent, (iv) reviewing and negotiating the agreement, and (v) signing the agreement, will be involved in the whole transaction process regarding the operating lease of aircraft. In particular, during the step of evaluating proposals, if CSA Leasing has been selected as the successful bidder, the project review committee will further make sure the comprehensive costs provided by the CSA Leasing are no less favourable than those offered by independent third parties. In addition, each department involved in the aircraft lease implementation team has the right to review and comment on the proposals, and they will make sure the process for Operating Lease Transactions is in compliance with the internal rules and pricing policy.

LETTER FROM THE BOARD

•

The Finance Division of the Company is responsible for monitoring the daily connected transactions of the Company and reporting to the audit committee of the Company and independent non-executive Directors on a quarterly basis. The Finance Division of the Company shall supervise the implementation agreements for Finance Lease Transactions and Operating Lease Transactions to ensure they are entered into: (i) in accordance with the review and evaluation procedure set out in this circular and the terms of the 2023-2025 Finance and Lease Service Framework Agreement; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the 2023-2025 Finance and Lease Service Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole; and

•

The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that they have been entered into on normal commercial terms or better, and according to the 2023-2025 Finance and Lease Service Framework Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

(ii)	General Measures

•

The internal audit department of the Company is responsible for reviewing and assessing the internal control procedures of the Group, including but not limited to the relevant information in relation to the 2023-2025 Finance and Lease Service Framework Agreement on an annual basis. In addition, the internal audit department will prepare an internal control report and submit to the Board for review and approval;

•

The Law & Standards Division of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the 2023-2025 Finance and Lease Service Framework Agreement, including but not limited to the implementations of the pricing policies, payment arrangements and actual transaction amount under the specific transactions on a monthly basis to ensure the relevant transactions are conducted in compliance with the 2023-2025 Finance and Lease Service Framework Agreement;

•

The Board Office of the Company is responsible for regular check on the implementation of the pricing policies and proposed annual caps as set out in the 2023-2025 Finance and Lease Service Framework Agreement;

•

The independent non-executive Directors have reviewed and will continue to review the continuing connected transactions contemplated under the 2023-2025 Finance and Lease Service Framework Agreement to ensure that such transactions are entered into in the ordinary and usual course of business of the Group, on normal commercial terms, and the terms of the related agreements are fair and reasonable, and in the interest of the Company and the Shareholders as a whole; and

LETTER FROM THE BOARD

•

The auditors of the Company will also conduct an annual review on the pricing policies and annual cap of the continuing connected transactions under the 2023- 2025 Finance and Lease Service Framework Agreement.

Taking into account of: (i) the above methods and procedures comprise necessary components of an internal control system with designated department and responsible officer, clear approval process and monitoring system and detailed and explicit assessment criteria; and (ii) the abovementioned review procedures against the detailed and explicit assessment criteria can ensure that the transactions will be executed in compliance with the pricing principles stipulated in the 2023- 2025 Finance and Lease Service Framework Agreement, the Directors (including the independent non-executive Directors) are of the view that the Company have implemented effective internal control and risk management measures, and such methods and procedure can ensure that the transactions contemplated under the 2023-2025 Finance and Lease Service Framework Agreement will be conducted on normal commercial terms and are in the interests of the Company and the Shareholders as a whole.

(6)	Implication under the listing rules

As at the Latest Practicable Date, CSA Leasing is indirectly owned as to 50% by CSAH, the controlling shareholder of the Company. The Lessor(s) is thus a connected person of the Company. Therefore, the Proposed Lease Transactions constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Finance Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement is more than 5% but less than 25% on an annual basis, the Finance Lease Transactions will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules. Therefore, the Finance Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transactions under Chapter 14 of the Listing Rules.

As one or more of the relevant applicable percentage ratios set out in the Listing Rules in respect of the Operating Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement is more than 5% but less than 25% on an annual basis, the Operating Lease Transactions will constitute a continuing connected transaction and discloseable transaction of the Company under the Listing Rules, therefore the Operating Lease Transactions is subject to (i) the disclosure, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Listing Rules; and (ii) the requirements applicable to discloseable transaction under Chapter 14 of the Listing Rules.

LETTER FROM THE BOARD

According to the listing rules of the Shanghai Stock Exchange, the Proposed Lease Transactions under 2023-2025 Finance and Lease Service Framework Agreement will be subject to the Shareholders’ approval, therefore the 2023-2025 Finance and Lease Service Framework Agreement will be submitted to the EGM for obtaining the approval from the Shareholders.

Among the six Directors, two connected Directors, Mr. Ma Xu Lun and Mr. Han Wen Sheng, were required to abstain from voting in the Board meeting in respect of the resolutions to approve the Proposed Lease Transactions. All remaining four Directors who were entitled to vote, unanimously approved the above resolutions. The format and procedure for passing the resolutions were in compliance with the Company Law of the PRC and the Articles of Association.

CSAH and its associates, who were directly and indirectly holding an aggregate of 12,053,304,972 Shares (representing approximately 66.52% of the issued share capital of the Company) as at the Latest Practicable Date, will abstain from voting on the ordinary resolutions approving the Proposed Lease Transactions at the EGM to be convened for the purpose of approving, among others, the 2023-2025 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder.

IV.	INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all three independent non-executive Directors as at the Latest Practicable Date has been formed to consider (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement so far as the Company and the Shareholders are concerned as a whole. Somerley Capital Limited has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

The Independent Board Committee, having taken into account and based on the recommendation of the Independent Financial Adviser, considers that (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders as a whole are concerned and in the interests of the Company and the Shareholders as a whole.

V.	PROPOSED APPOINTMENTS

According to the Articles of Association and the relevant Listing Rules, the nomination of Mr. Luo Lai Jun (“Mr. Luo”) as an executive Director and Mr. Cai Hong Ping (“Mr. Cai”) as an independent non-executive Director of the 9th session of the Board according to the review opinions and recommendations proposed by the nomination committee of the Board of the Company shall be submitted to the EGM for consideration and approval by the Shareholders.

LETTER FROM THE BOARD

The biographical details of Mr. Luo and Mr. Cai are as follows:

Mr. Luo Lai Jun, male, born in October 1971 (aged 51), graduated from Nanjing University of Aeronautics and Astronautics, majoring in Accounting and also obtained an Executive Master of Business Administration (EMBA) degree from Tsinghua University and is a member of the Chinese Communist Party. He began his career in July 1993. He served as the Manager of Finance Department in Shanghai Branch of the Company, Deputy Director of the Purchasing Office in Finance Department of the Company, Deputy Manager and Manager of Finance Department of Guizhou Airlines Company Limited. He has acted as a member of the party committee, Chief Financial Officer and manager of Finance Department of Guizhou Airlines Company Limited in June 2003; Director of Business Assessment Office of the Company in June 2005; Deputy Director of Commercial Steering Committee and General Manager and Party Member of Financing Plan Department of the Company in November 2005; General Manager and Deputy Party Secretary of Freight Department of the Company in February 2009; the General Manager and the Deputy Party Secretary of Dalian Branch of the Company in July 2012; Executive Deputy Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in November 2016; Director General and the Deputy Party Secretary of Commercial Steering Committee of the Company in August 2017; Executive Vice President and the Party Member of China Southern Air Holding Company Limited and Executive Vice President of the Company in March 2019; Deputy Party Secretary of China Southern Air Holding Company Limited and Executive Vice President of the Company in September 2022. Currently, he also serves as Chairman of China Southern Airlines Henan Airlines Company Limited, Vice Chairman of Sichuan Airlines Co., Ltd., Director of TravelSky Technology Limited, Vice President of the fifth Council of China Air Transport Association and Vice Chairman of the seventh Council of China Communications and Transportation Association.

Mr. Cai Hong Ping, male, born in 1954 (aged 67), university graduate, graduated from Fudan University with a Bachelor of Journalism degree. He served as the Director of Office in Sinopec Shanghai Petrochemical Company Limited; a Member of the Overseas Listing Team for Chinese Enterprises under the Restructuring Committee of the State Council and Chairman of the Joint Committee of Board Secretaries for H Share Companies in the PRC; Managing Director of the Investment Banking Division of Peregrine Investments Holdings Limited; Chairman of the Investment Banking Division of UBS AG in Asia; Chairman of Deutsche Bank in Asia. Currently, he is acting as the Chairman of AGIC Capital, and also serves as an Independent Non-Executive Director of China Eastern Airlines Corporation Limited, Shanghai Pudong Development Bank Co., Ltd, COSCO SHIPPING Development Co., Ltd and BYD Company Limited, and a Supervisor of China Merchants Bank Company Limited.

Upon due appointment of Mr. Luo and Mr. Cai, each of them will enter into a service contract with the Company and shall hold their office until the expiration of the term of the current session of the Board, respectively.

Pursuant to the “Administrative Measures on Directors’ Remuneration of China Southern Airlines Company Limited”, the annual basic emolument of a Director is determined with reference to the responsibilities, risks and contributions of his/her position. Mr. Luo will not receive any director’s fee. The annual basic emolument of Mr. Cai as an independent non-executive Director of the 9th session of the Board is either RMB200,000 (before taxation) or be determined according to relevant national policies. The annual basic emolument of independent non-executive Directors of the 9th session of the Board was approved by the Shareholders on the first extraordinary general meeting of 2021 of the Company on 30 April 2021.

LETTER FROM THE BOARD

As at the Latest Practicable Date, save as disclosed above, each of Mr. Luo and Mr. Cai (i) has not held any directorships in other public companies the securities of which are listed on any securities market in Hong Kong or overseas in the last three years or any other major appointments and professional qualifications; (ii) has not had any relationship with any Directors, supervisors, senior management, substantial or controlling shareholders of the Company; (iii) has not held any other position with the Group; and (iv) has not had any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

As at the Latest Practicable Date, save as disclosed above, there is no other matter that needs to be brought to the attention of the holders of securities of the Company in connection with the Proposed Appointments, nor is there any other information to be disclosed pursuant to Rule 13.51(2)(h) to (v) of the Listing Rules.

VI.	EGM

A notice convening the EGM to be held at 2:00 p.m., on Wednesday, 28 December 2022 at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC, a form of proxy for the EGM and a reply slip have been despatched by the Company on 11 November 2022 and are also published on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com).

A supplemental notice setting out the additional resolutions to be resolved at the EGM is set out on pages EGM-1 to EGM-3 of this circular. Whether or not you intend to be present at the EGM, you are requested to complete the accompanying second form of proxy in accordance with the instructions printed thereon and return the same to the Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (in case of holders of H Shares) or the principal office of the Company in the PRC at No. 68 Qixin Road, Baiyun District, Guangzhou, PRC 510403 (in case of holders of A Shares), no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof. Completion and return of the second form(s) of proxy will not preclude you from attending, and voting at, the EGM or any adjournment thereof if you so wish.

Pursuant to rule 13.39(4) of the Listing Rules and the Articles of Association, any vote of the Shareholders at the EGM must be taken by poll.

VII.	RECOMMENDATION

The Directors believe that all the resolutions (including the resolutions regarding (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement; (ii) the Proposed Lease Transactions and the Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement; and (3) the Proposed Appointments) proposed for consideration and approval by the Shareholders at the EGM are in the best interests of the Company and the Shareholders as a whole, and the Company will continue to comply with the requirements of the Listing Rules and all the decisions made by the Board will be in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors recommend the Shareholders to vote in favour of the resolutions (including the resolutions regarding (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement; (ii) the Proposed Lease Transactions and the Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement; and (3) the Proposed Appointments) to be proposed at the EGM as set out in the notice and the supplemental notice of the EGM.

LETTER FROM THE BOARD

VIII.	ADDITIONAL INFORMATION

Your attention is drawn to (1) the letter from the Independent Board Committee as set out on pages IBC-1 to IBC-2 of this circular which contains its recommendation to the Independent Shareholders as to voting at the EGM in relation to (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement and (ii) the Proposed Lease Transactions and the Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement; and (2) the letter from the Independent Financial Adviser as set out on pages IFA-1 to IFA-31 of this circular which contains its advice to the Independent Board Committee and the Independent Shareholders in relation to (i) the Provision of Deposit Services and the Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement.

Your attention is drawn to the financial and general information set out in the appendices to this circular.

By order of the Board Ma Xu Lun Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

The following is the letter of advice from the Independent Board Committee to the Independent Shareholders in respect of the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and the Proposed Lease Transactions and the proposed Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

1 December 2022

To the Independent Shareholders

Dear Sir or Madam,

(1) DISCLOSEABLE AND CONNECTED TRANSACTION

AND CONTINUING CONNECTED TRANSACTIONS IN RELATION TO

FINANCIAL SERVICES FRAMEWORK AGREEMENT;

AND

(2) DISCLOSEABLE TRANSACTION AND CONTINUING CONNECTED

TRANSACTIONS IN RELATION TO 2023–2025 FINANCE

AND LEASE SERVICE FRAMEWORK AGREEMENT

INTRODUCTION

We refer to a circular (the “Circular”) of the Company dated 1 December 2022 of which this letter forms part. Capitalised terms used in this letter have the same meaning as defined in the Circular unless the context otherwise requires.

We have been appointed by the Board as the Independent Board Committee to advise you whether the terms of (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement are on normal commercial terms or better, in ordinary and usual course of business of the Company, fair and reasonable as far as the Company and the Shareholders are concerned and in the interests of the Company and the Shareholders as a whole. Somerley Capital Limited has been appointed as the Independent Financial Adviser to advise us and the Independent Shareholders in this regard.

We wish to draw your attention to the letter from the Board as set out on pages 6 to 41 of the Circular and the letter from the Independent Financial Adviser as set out on pages IFA-1 to IFA-31 of the Circular, which contains, inter alia, its advice and recommendation regarding (i) the terms of the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the terms of the Proposed Lease Transactions and the proposed Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement with the principal factors and reasons for its advice and recommendation.

- IBC-1 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

RECOMMENDATION

Taking into account the advice and recommendation of the Independent Financial Adviser, we are of the view that (i) the terms of the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the terms of the Proposed Lease Transactions and the proposed Lease Caps under the 2023-2025 Finance and Lease Service Framework Agreement are on normal commercial terms or better, in ordinary course of business of the Company, fair and reasonable so far as the Company and its Shareholders are concerned and in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend the Independent Shareholders to vote in favour of the proposed resolution to approve (i) the Financial Services Framework Agreement and (ii) the 2023-2025 Finance and Lease Service Framework Agreement at the EGM.

Yours faithfully,

For and on behalf of the

Independent Board Committee of

CHINA SOUTHERN AIRLINES COMPANY LIMITED
Liu Chang Le	Gu Hui Zhong	Guo Wei
Independent Non-executive Directors

- IBC-2 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice from Somerley Capital Limited, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, which has been prepared for the purpose of inclusion in this circular.

SOMERLEY CAPITAL LIMITED 20th Floor China Building 29 Queen’s Road Central Hong Kong 1 December 2022

To: the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS IN RELATION TO THE FINANCIAL SERVICES FRAMEWORK AGREEMENT AND THE 2023-2025 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our appointment to advise the Independent Board Committee and the Independent Shareholders in relation to (i) the Provision of Deposit Services and the proposed Deposit Services Caps under the Financial Services Framework Agreement, and (ii) the Proposed Lease Transactions and the proposed Finance Lease Caps and the proposed Operating Lease Caps under the 2023-2025 Finance Lease Service Framework Agreement, details of which are set out in the letter from the Board contained in the circular of the Company to the Shareholders dated 1 December 2022 (the “Circular”), of which this letter forms a part. Unless the context otherwise requires, terms used in this letter shall have the same meanings as defined in the Circular.

As (i) the Previous Financial Services Framework Agreement entered into between the Company and the Finance Company in relation to the provision of the financial services; and (ii) the 2020-2022 Finance and Lease Service Framework Agreement entered into between the Company and CSA Leasing in relation to (a) provision of finance leasing service to the Company in relation to certain aircraft, simulators, engines, aviation materials and special equipment, and (b) provision of operating lease service to the Company in relation to certain aircraft, helicopters and engines will expire on 31 December 2022, on 28 October 2022 (after trading hours), the Company entered into (i) the Financial Services Framework Agreement with the Finance Company and (ii) the 2023-2025 Finance and Lease Service Framework Agreement with CSA Leasing, to renew and extend the term for the agreements for a fixed term of three years commencing from 1 January 2023 to 31 December 2025 and set the annual caps for the transactions contemplated thereunder for the extended term.

- IFA-1 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

CSAH is the controlling Shareholder of the Company directly and indirectly holding approximately 66.52% equity interests in the Company as at the Latest Practicable Date, and is therefore a connected person of the Company under the Listing Rules. The Finance Company is a non-wholly-owned subsidiary of CSAH and CSA Leasing is indirectly owned as to 50% by CSAH. Thus, each of the Finance Company and CSA Leasing is also a connected person of the Company under the Listing Rules. Accordingly, each of the Financial Services Framework Agreement and the 2023-2025 Finance and Lease Service Framework Agreement and the transactions contemplated thereunder constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules. As one or more of the relevant applicable percentage ratios for each of (i) the Provision of Deposit Services, (ii) the Finance Lease Transactions and (iii) the Operating Lease Transactions is higher than 5% but less than 25% on an annual basis, each of the Provision of Deposit Services, the Finance Lease Transactions and the Operating Lease Transactions constitutes a discloseable continuing connected transaction subject to the reporting, annual review, announcement and the shareholders’ approval requirements under Chapter 14A of the Listing Rules. Further, the Provision of Deposit Services constitutes the provision of financial assistance under rule 14.04(1)(e) of the Listing Rules and thus a discloseable transaction under Chapter 14 of the Listing Rules.

An EGM will be convened to seek the approval of the Provision of Deposit Services under the Financial Services Framework Agreement (including the proposed Deposit Services Caps) and the Proposed Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement (including the proposed Finance Lease Caps and the proposed Operating Lease Caps). Two connected Directors, namely Mr. Ma Xu Lun and Mr. Han Wen Sheng, and CSAH and its associates, are required to abstain from voting in respect of the aforesaid proposed resolutions.

The Independent Board Committee comprising all the independent non-executive Directors, namely Mr. Liu Chang Le, Mr. Gu Hui Zhong and Mr. Guo Wei, has been established to advise the Independent Shareholders in relation to the Provision of Deposit Services under the Financial Services Framework Agreement (including the proposed Deposit Services Caps) and the Proposed Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement (including the proposed Finance Lease Caps and the proposed Operating Lease Caps). We, Somerley Capital Limited, have been appointed to advise the Independent Board Committee and the Independent Shareholders in this regard.

We are not associated or connected with the Company, the Finance Company, CSA Leasing or their respective associates, close associates or core connected persons and, accordingly, are considered eligible to give independent advice on the Provision of Deposit Services under the Financial Services Framework Agreement and the Proposed Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement. In the last two years, there was no engagement between the Group and us. Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Company, the Finance Company, CSA Leasing or their respective core associates, close associates or core connected persons.

- IFA-2 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

In formulating our advice and recommendation, we have reviewed, among others, (i) the Previous Financial Services Framework Agreement in relation to the Provision of Deposit Services; (ii) the Financial Services Framework Agreement in relation to the Provision of Deposit Services; (iii) the 2020-2022 Finance and Lease Service Framework Agreement; (iv) the 2023-2025 Finance and Lease Service Framework Agreement; (v) annual report of the Company for the years ended 31 December 2019 (“FY2019”) (the “2019 Annual Report), 2020 (“FY2020”) (the “2020 Annual Report”) and 2021 (“FY2021”) (the “2021 Annual Report”) and the interim report of the Company for the six months ended 30 June 2022 (the “2022 Interim Report”) the Company, and (vi) the Circular. In addition, we have relied on the information and facts supplied, and the opinions expressed, by the Directors and management of the Company (collectively, the “Management”) and the respective professional advisers of the Company and have assumed that they are true, accurate and complete in all material aspects and in relation to any opinions to be honestly held at the time they were made and will remain, in relation to the facts to be true, accurate and complete in all material aspects and in relation to any opinions to be honestly held, up to the date of the EGM. We have also sought and received confirmation from the Group that no material facts have been omitted from the information supplied by them and that their opinions expressed to us are not misleading in any material respect. We consider that the information we have received is sufficient for us to formulate our opinion and recommendation as set out in this letter and have no reason to believe that any material information has been omitted or withheld, nor to doubt the truth or accuracy of the information provided to us. We have, however, not conducted any independent investigation into the businesses and affairs of the Group, nor have we carried out any independent verification of the information supplied.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion and recommendation on the Provision of Deposit Services under the Financial Services Framework Agreement (including the proposed Deposit Services Caps) and the Proposed Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement (including the proposed Finance Lease Caps and the proposed Operating Lease Caps), we have taken into consideration the following principal factors and reasons:

1.	BACKGROUND INFORMATION OF THE GROUP AND CSAH

1.1.	Background information of the Group

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo mail delivery, and other extended transportation services. According to the 2021 Annual Report, the Company is the largest airline in China with the largest number of fleet, the most extensive route network and the largest annual passenger throughput. According to the 2022 Interim Report, as at 30 June 2022, the Group had a fleet of 880 passenger and cargo aircraft, of which 247 were under finance leases, 332 were under operating leases, and 301 were directly purchased.

1.2.	Background information of CSAH

CSAH, the controlling shareholder of the Company, is a state-owned enterprise established in the PRC. The principal business activity of CSAH is investment holding. As stated in the 2022 Interim Report, during the six months ended 30 June 2022, based on the analysis and assessment conducted by China Lianhe Credit Rating Co., Ltd. (an independent credit rating company), the long-term credit rating of CSAH was AAA with “stable” prospect.

- IFA-3 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.	THE PROVISION OF DEPOSIT SERVICES UNDER THE FINANCIAL SERVICES FRAMEWORK AGREEMENT

2.1	Background information of the Finance Company

The Finance Company is a non-bank finance company established under the direction of the PBOC with the main business scope of providing various financial services, including deposit and loan facilities, credit facilities, guarantee, remittance of money and credit references, principally to the CSAH Group in accordance with the Administrative Measures for the Finance Companies of Enterprise Groups (the “Administrative Measures”). As at the Latest Practicable Date, the Finance Company is owned as to approximately 51.42% by CSAH and as to approximately 48.58% by the Company together with its four subsidiaries.

2.2	Reasons for and benefits of the Provision of Deposit Services under the Financial Services Framework Agreement

Pursuant to the Finance Services Framework Agreement, the Finance Company will provide certain financial services to the Group, among others, the Finance Company shall accept deposit of money from the Group at interest rates in line with the interest rate rules prescribed by the PBOC from time to time for the same type of deposit. As advised by the Management, the main reasons for and benefits of the Provision of Deposit Services are as follow:

Well-established and reliable relationship

As advised by the Management, since its establishment, the Finance Company has been providing financial services to the Group for over 20 years. Such long established relationship had allowed the Finance Company to develop in-depth understanding of the Group’s business and capital requirements. Furthermore, CSAH, being a state-owned enterprise and the controlling shareholder of the Finance Company, has undertaken to the Company, among others, on a permanently effective basis of the following:

•

the Finance Company is a duly incorporated enterprise group finance company under the Administrative Measures and the other relevant rules and regulations, whose principal business is to provide finance management services, such as deposit and financing for the members of the Group and the relevant capital flows are kept within the Group. (Note: Given that the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group), the risk that the Finance Company dissipate the Group’s capital kept with the Finance Company to other entities unrelated to Group is significantly reduced);

•

the operations of the Finance Company are in compliance with the requirements of the relevant laws and regulations and it is running well, therefore the deposits placed with and loans from the Finance Company of the Company are definitely secure. In future, the Finance Company will continue to operate in strict compliance with the requirements of the relevant laws and regulations;

- IFA-4 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

•

in respect of the Company’s deposits with and borrowings from the Finance Company, the Company will continue to implement its internal procedures in accordance with the relevant laws and regulations and the Articles of Association, and CSAH will not intervene in the relevant decision-making process of the Company; and

•

as the Company is independent from CSAH in respect of its assets, businesses, personnel, finance and organizational structures, CSAH will continue to fully respect the rights of the Company to manage its own operations, and will not intervene in the daily business operations of the Company.

According to the above undertakings made by CSAH, the Board considers that due to (i) the Finance Company is regulated by the PBOC and the CBIRC and provides its services in accordance with and in satisfaction of the rules and operational requirements of relevant laws and regulations these regulatory authorities, and (ii) the business and operations of the Finance Company have been in a sound and solid conditions based on the regular risk assessment made by the Group on the Finance Company including the annual review of the audited financial statements of the Finance Company and regular assessment of the operating and financial conditions of the Finance Company, CSAH have a sound basis to make such undertakings that “the deposits placed with and loans from the Finance Company of the Company are definitely secure”, which means CSAH considers that there would be no risks for the Group on the deposits placed with the Finance Company, and CSAH would assume any risks caused by the deposits placed with the Finance Company.

Taking into account the following:

(i)

the Finance Company is regulated by the PBOC and the CBIRC, which requires, among others, the Finance Company to provide its services in accordance with the Administrative Measures. The Company is entitled to inspect whether the Finance Company has a valid Financial License and Business License for Enterprise Legal Person before entering into any transactions with the Finance Company. We have obtained and reviewed the approval granted by the relevant authority permitting the Finance Company to carry out such financial services including the Provision of Deposit Services. Also, we have been advised by the Management that, to the best knowledge of the Company, there is no record of material non-compliance with the relevant law, rules and regulations in the PRC applicable to the Finance Company. From our review of the official website of CBIRC, we did not note any non-compliance record of the Finance Company;

(ii)

the Company shall obtain and review the latest audited annual report of the Finance Company to assess the risk before the deposits are actually made by the Company. From the information provided by the Management, the key financial figures of the Finance Company remained relatively stable with solid asset base in the two years ended 31 December 2021 and the six months ended 30 June 2022;

- IFA-5 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(iii)

the Company is entitled to be informed of the operating and financial conditions of the Finance Company on a regular basis and whether the Finance Company has violated any rules and regulations. As advised by the Management, there has been no default records for the deposits placed by Group in the Finance Company during the two years ended 31 December 2021 and the six months ended 30 June 2022. In the event of material adverse changes, the Company has the right to take risk response measures such as full or partial withdrawal of the Company’s deposits and request the Finance Company to rectify the situation within a certain period;

(iv)	CSAH, with the credit rating of “AAA with stable prospects”, undertakes to assume any risks caused by the deposits placed with the Finance Company by the Group; and

(v)

despite the Finance Company may re-deposit money with certain state-owned commercial banks and listed commercial banks, the Finance Company could instantly withdraw such deposits at anytime without restrictions or penalties. The Finance Company has also undertaken that, among others, the Company shall have the right to withdraw the whole or part of the Company’s deposits with the Finance Company from time to time, we concur with the Directors that CSAH have a sound basis in making the aforementioned undertakings and the deposits placed by the Group with the Finance Company have limited risks.

Favourable interest rates and sharing of profits

The Group usually receives interest on its money deposited with the Finance Company at rates which are no less favourable than the rate payable by normal commercial banks in the PRC for comparable deposits. This arrangement allows the Group to achieve a more efficient use of its current capital, since the Group can enjoy better interest rates on depositing its current capital with the Finance Company than the PRC banks can offer to the Group.

As the Finance Company is a regulated financial institution in the PRC and is entitled to interbank interest rates, which are generally higher than normal commercial interest rates when re-depositing deposits with commercial banks in the PRC. The Company also holds approximately 41.81% equity interest directly, and approximately 6.78% equity interest indirectly through its subsidiaries, in the Finance Company. Accordingly, the Company will share the benefit from the Finance Company’s profits.

Furthermore, the pricing policy of the Finance Company and commercial banks in China are subject to guidelines set by the PBOC. Therefore, the fees charged by the Finance Company for its services to the Group is comparable to those charged by PRC banks for similar services.

- IFA-6 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Effective fund management and capital risks control

Pursuant to the relevant regulations of the PBOC and the CBIRC, the customers of the Finance Company are principally limited to entities within the CSAH Group (including the Group); and the Finance Company is not allowed to provide certain services including the deposit services to the independent third parties outside of the CSAH Group, thereby reducing the risks that the Finance Company may otherwise be exposed to if its customers included other entities unrelated to Group. By leveraging the Finance Company as the settlement platform, the Company can strengthen its centralised funds management and shorten the transit time for fund transfer.

As advised by the Management, the Finance Company will report to the Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company so as to strengthen the Company’s supervision over its deposit in the Finance Company.

Additionally, as stated in the letter from the Board in the Circular, the Board has passed the “The Risk Control System relating to the Connected Transactions between China Southern Airlines Company Limited and Southern Airlines Group Finance Company Limited” on 28 July 2010 (the full text of which has been uploaded on the website of the Shanghai Stock Exchange at www.sse.com.cn) and carried out connected transactions with the Finance Company in accordance with this system, so as to ensure the safety and liquidity of the deposits placed by the Group with the Finance Company.

Based on the above and the fact that (i) the Company is not restricted under the Financial Services Agreement to place deposits with any other banks or financial institutions; and (ii) the deposit rates offered by the Finance Company were in line with/not lower than those promulgated by the PBOC or those offered by major commercial banks in the PRC (as set out in our analysis in the section below), we concur with the Directors’ view that the Provision of Deposit Services under the Financial Services Framework Agreement was entered into in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole.

2.3	Principal terms of the Provision of Deposit Services

On 28 October 2022, the Company entered into the Financial Services Framework Agreement with the Finance Company, a non-wholly-owned subsidiary of CSAH, pursuant to which the Finance Company agreed to provide deposit services, loan services and other financial services to the Group, for a fixed term of three years commencing from 1 January 2023 to 31 December 2025. Further details of the terms of the Financial Services Framework Agreement are set out in the letter from the Board in the Circular.

- IFA-7 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to the Financial Services Framework Agreement, the Finance Company shall accept deposit of money from the Group at interest rates in line with the interest rate rules prescribed by the PBOC from time to time for the same type of deposit. The Finance Company will in turn deposit the whole of such sums of money with certain state-owned commercial banks and listed commercial banks to control the risk. The Finance Company will ensure the Group is able to use the deposits at any time to satisfy the operation needs of the Group. The Finance Company could instantly withdraw the deposit from the state-owned commercial banks and listed commercial banks at any time and without any restrictions via the online financial service systems. Also, there will not be any penalty for early withdrawal from the state-owned commercial banks and listed commercial banks by the Finance Company or from the Finance Company by the Group at any time. As (i) the deposit placed in the state-owned commercial banks and listed commercial banks could be withdrawn by the Finance Company freely without restrictions; and (ii) the Company could withdraw the deposit from the Finance Company freely without restrictions, the control over such deposit could be monitored and safeguarded by the Group and the Finance Company.

The interest rate (such as time deposit rate and saving deposit rate) for the Group’s deposits with the Finance Company shall not be lower than the rate payable by major commercial banks in the PRC for comparable deposits. The interest rate for the Group’s deposit offered by the Finance Company will be independently verified by the Finance Division of the Company by comparing the rates and terms offered by at least four major commercial banks in the PRC. The Finance Company will pay the interest to the Group on a quarterly basis for saving deposit and pay the interest at the end of the time deposit period for time deposit.

The Finance Company shall provide the Group with transfer and settlement services in normal business activities in accordance with the needs of the Group and relevant national regulations.

As advised by the Management, the principal terms of the Provision of Deposit Services pursuant to the Financial Services Framework Agreement in relation to the Provision of Deposit Services are generally in line with that of the Previous Financial Services Framework Agreement.

We have also obtained the list of term deposits placed by the Group with the Finance Company during the two years ended 31 December 2021 and the nine months ended 30 September 2022 and selected, on a random basis, 5 sample deposits in each of the period and compared the relevant term deposit rates to (i) the relevant benchmark deposits interest rates promulgated by the PBOC; or (ii) the relevant interest rates for similar term deposits offered by major commercial banks in the PRC during such period. From our review, we noted that the interest rates offered by the Finance Company to the Group were in line with/not lower than those promulgated by the PBOC or those offered by major commercial banks in the PRC. As such, we consider that the Provision of Deposit Services was carried out in accordance with the terms of the Previous Financial Services Framework Agreement.

The purpose of our review of samples is to be satisfied that the Provision of Deposit Services were carried out in accordance with the terms of the Previous Financial Services Framework Agreement. Given that the selected samples covered from 2020 to 2022 on a random basis, we consider the sample size is sufficient and representative to determine that the Provision of Deposit Services had adhered to the relevant terms.

Based on the above, we are of the view that the terms of the Provision of Deposit Services under the Financial Services Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned and in the interests of the Company and the Shareholders as a whole.

- IFA-8 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

2.4	The proposed Deposit Services Caps

Historical figures

Set out below are the historical maximum daily balance of deposits placed with the Finance Company by the Group for the two years ending 31 December 2021 and the nine months ended 30 September 2022:

	For the year ended 31 December		For the year ending 31 December
	2020	2021	2022
	RMB million	RMB million	RMB million
Maximum daily balance of deposits placed with the Finance Company by the Group (including accrued interests)	12,352	14,490	15,997	(Note)
Existing annual caps	13,000	14,500	16,000
Maximum daily utilisation rate	95.0%	99.9%	100.0	%(Note)

Note:

The maximum daily balance of deposits placed with the Finance Company by the Group and the utilisation rate of the annual cap for the year ending 31 December 2022 was calculated as at 30 September 2022.

The proposed Deposit Services Caps

Pursuant to the Financial Services Framework Agreement, each of the maximum daily balance of deposits (including the corresponding interests accrued thereon) placed by the Group for each of the three years ending 31 December 2025 shall not exceed the proposed Deposit Services Caps as follow:

	For the year ending 31 December
	2023	2024	2025
	RMB million	RMB million	RMB million
The proposed Deposit Services Caps	20,000	21,000	22,000

- IFA-9 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

As set out in the letter from the Board in the Circular, the proposed Deposit Services Caps are determined principally in consideration of (i) the cash flow position of the Group; (ii) the existing annual caps for the Provision of Deposit Services under the Previous Financial Services Agreement for the three years ending 31 December 2022 of RMB13.0 billion, RMB14.5 billion and RMB16.0 billion respectively; (iii) the growth in maximum historical daily balance of the deposits of the Group placed with the Finance Company during the two financial years ended 31 December 2021 and the nine months ended 30 September 2022; (iv) the maximum historical daily balance of the deposits of the Group placed with the Finance Company during the first half of 2022 indicating the existing annual cap has been nearly fully utilized; (v) the operation scale of the Group and the ability of centralised fund management; (vi) the expected recovery of the civil aviation market from the COVID-19 pandemic and the gradual resumption of the international routes in the future; and (vii) the Group’s plan to increase utilisation rate of its funds through the centralised fund management with the Finance Company.

In assessing the fairness and reasonableness of the proposed Deposit Services Caps, we have taken into consideration the following:

The historical maximum daily balance of deposits and utilisation rates

The historical maximum daily balance of deposits placed with the Finance Company by the Group for each of the two years ended 31 December 2021 and the nine months ended 30 September 2022 amounted to approximately RMB12.4 billion, RMB14.5 billion and RMB16.0 billion, respectively, representing (i) a compound annual growth rate of approximately 13.8%; and (ii) the high historical utilisation rates of approximately 95.0%, 99.9% and 100.0% of the existing annual caps for the Provision of Deposit Services, indicating that the existing annual caps has been nearly fully utilised.

Taking into the above, we concur with the Company that it is reasonable to gradually increase the existing annual cap from RMB16 billion for the year ending 31 December 2022 to the proposed Deposit Services Cap of RMB22 billion for the year ending 31 December 2025, which represents a compound annual growth rate of approximately 11.2%, comparable to the historical growth rate of the maximum daily balance of deposits during the two years ended 31 December 2021 and the nine months ended 30 September 2022.

The cash position of the Group

As disclosed in the 2022 Interim Report, the Group had cash of approximately RMB22.5 billion as at 30 June 2022, which is close to the proposed Deposit Services Caps of approximately RMB20.0 billion to RMB22.0 billion for the three years ending 31 December 2025.

As disclosed in 2022 Interim Report, as at 30 June 2022, the balance of deposits placed by the Group with the Finance Company as at 30 June 2022 amounted to approximately RMB16.0 billion, representing approximately 78.0% of the cash and cash equivalents of the Group of approximately RMB22.5 billion as at 30 June 2022. As set out in the section headed “2.2 Reasons for and benefits of the Provision of Deposit Services under the Financial Services Framework Agreement” above, the Company is not restricted under the Financial Services Agreement to place deposits with any other banks or financial institutions. As advised by the Management, during the two years ended 31 December 2021 and the nine months ended 30 September 2022, the Group had from time to time placed term deposits with other commercial banks if the terms provided are more favourable.

- IFA-10 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The operation scale of the Group and the expected recovery of the aviation industry from the COVID-19 pandemic

As disclosed in the 2021 Annual Report and the 2022 Interim Report, the Group’s total operating revenue for FY2020, FY2021 and the six months ended 30 June 2022 amounted to approximately RMB92.6 billion, RMB101.6 billion and RMB40.8 billion respectively. As at 30 June 2022, the Group’s net assets amounted to approximately RMB71.6 billion. As advised by the Management, the Group intends to continue to expand its operation scale, which is expected to result in increase in deposits demand. As disclosed in the 2022 Interim Report, as the largest main base airline at Daxing Airport, reaching more than 40 domestic destinations, the Group has formed an airline network that covers the Beijing-Tianjin-Hebei region and the Xiong’an New Area connecting both domestic and international routes. It is further stated that the Group will continue to focus on building the two comprehensive international hubs in Guangzhou and Beijing to form a new development layout with “Guangzhou Hub in the south and Beijing Hub in the north as double wings with excellence”. As disclosed in the announcement of the Company dated 15 August 2022, 14 September 2022 and 14 October 2022 in relation to the key operating data of the Group for July, August and September 2022, respectively, the total traffic volume (also known as the revenue tonne kilometers (“RTK”)) of the Group, calculated as the load (passengers, cargo and mail) in tonnes multiplied by the kilometers flown, recorded an aggregate increase of approximately 44.8% for its domestic, regional and international routes in July 2022 as compared to June 2022. In August and September 2022, the RTK of the Group for regional and international routes continued to record month to month increase.

Despite the fact that COVID-19 pandemic continued to shock the civil aviation industry in China, in determining the proposed Deposit Services Caps, the Management has taken into consideration the expected recovery of the civil aviation market from the COVID-19 pandemic and the gradual resumption of the international routes in the future. Based on the record published by the Civil Aviation Administration of China (CAAC), the total transportation turnover volume and passenger transportation volume of China’s civil aviation increased by approximately 26.2% and 44.2% respectively in August 2022 as compared to the same period in the prior year.

The expected increase in utilisation rate of the Group’s funds and the ability of centralised fund management

As set out in the letter from the Board in the Circular, the Finance Company primarily serves as the financial service provider to CSAH Group (including the Group) and is familiar with the operation, business needs and capital plans of the Group. By maintaining accounts with the Finance Company and leveraging on the Finance Company as the settlement platform, fund transmission time can be reduced to expedite the turnaround of funds. In addition, capital pooling can provide flexibility to the Group in making timely intergroup transfer from time to time without any restriction in meeting its funding needs, utilise idle cash balances within the Group, and reduce funding cost of the Group in general.

- IFA-11 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Having taken into consideration the above, we are of the view that the proposed Deposit Services Caps are fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

2.5	Internal control measures

As set out in the letter from the Board in the Circular, the following internal control and risk management measures are adopted by the Company in relation to the Provision of Deposit Services by the Finance Company to the Group:

(a)

the finance division of the Company is responsible to ensure that the Finance Company will closely monitor the interest rate rules prescribed by the PBOC and compare the interest rates and terms offered by major commercial banks in the PRC from time to time. If there is any change to the interest rate rules prescribed by the PBOC, the finance division of the Company will liaise and negotiate with the Finance Company to ensure any adjustment to the deposit rates made by the Finance Company will be in compliance with the relevant new interest rate rules prescribed by the PBOC and the pricing policies under the Financial Services Framework Agreement;

(b)

the finance division of the Company will closely monitor the outstanding deposit balance of the Group with the Finance Company on a daily basis to ensure that it does not exceed the proposed annual caps, and will check the applicable deposit interest rates upon obtaining the notices on interest received from the Finance Company to ensure that they are in compliance with the pricing policies as set out in the Financial Services Framework Agreement. Such procedures will be reviewed by the general manager and the chief accountant of the Company on a regular basis;

(c)

the finance division of the Company is responsible for evaluating the specific information reported by the Finance Company on a monthly basis regarding the status of the Company’s deposit and re-deposit with other commercial banks made by the Finance Company to ensure the specific transactions are conducted in compliance with the pricing policies as set out in the Financial Services Framework Agreement;

(d)

the law and standards division of the Company is responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the Financial Services Framework Agreement, including but not limited to the implementation of the pricing policies, payment arrangements and actual transaction amounts under the specific transactions on a monthly basis to ensure that the relevant transactions are conducted in compliance with the Financial Services Framework Agreement; and

- IFA-12 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(e)

the internal audit department of the Company will review and assess the internal control procedures of the Group on an annual basis, including but not limited to the relevant information in relation to the Financial Services Framework Agreement. An internal control assessment report will be prepared by the internal audit department and submitted to the Board for review and approval.

We have obtained and reviewed the internal control assessment report of the Company for the year ended 31 December 2021. It was concluded in the report that no material weaknesses had been identified during the relevant period under review.

In addition, for the purpose of Rule 14A.56 of the Listing Rules, the Company’s external auditors, will be engaged to issue a letter to report on the Group’s continuing connected transactions (including the Provision of Deposit Services) in accordance with Hong Kong Standard on “Assurance Engagements 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. We have obtained from the Company and reviewed the letters issued by the Company’s external auditors in 2020 and 2021 and noted that the auditors have confirmed that the internal control procedures implemented by the Company have been effective in all material aspects.

Based on the above and the fact that the Provision of Deposit Services are subject to the reporting requirements of the Listing Rules as set out in the section headed “4. REPORTING REQUIREMENTS BY THE LISTING RULES” below, we concur with the view of the Directors that the Group has implemented effective internal control procedures to ensure that the Provision of Deposit Services will be conducted on normal commercial terms and in accordance with the Financial Services Framework Agreement.

3.	THE 2023-2025 FINANCE AND LEASE SERVICE FRAMEWORK AGREEMENT

3.1	Background information of CSA Leasing

CSA Leasing is principally engaged in the provision of financial leasing, operating leasing, purchase of finance lease assets and other related businesses. CSA Leasing is a company incorporated in the PRC with limited liability, and owned as to 25% by China Southern Airlines Group Capital Holding Limited* (中國南航集團資本控股有限公司), 25% by Nan Lung Holding Limited, each a wholly-owned subsidiary of CSAH, and 50% by Beijing Chengtong Financial Holding Investment Company Limited (北京誠通金控投資有限公司) as at the Latest Practicable Date.

- IFA-13 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.2	Reasons for and benefits of the Proposed Lease Transactions

Well-established and reliable relationship with CSA Leasing

CSA Leasing is a non wholly-owned subsidiary of CSAH, which is one of the three core PRC air transportation groups directly managed by the State-owned Assets Supervision and Administration Commission. Leveraging on the solid capital base and the extensive networks of CSAH, it is believed that CSA Leasing is capable to conduct finance lease and operating lease transactions with the Company. Since the Company and CSA Leasing are under common control of CSAH, it is expected that smooth communication and cooperation between the two companies can create business synergies and help to maximise their mutual benefits. We were also given to understand that the management team members of CSA Leasing possess extensive knowledge and experience in aircraft finance and leasing industries, which can help the Group to optimise the fleet structure through different lease transactions. In addition, CSA Leasing possesses the qualification and capability in engaging in large-scale aviation related finance lease and operating lease transactions and it is believed that, by developing better understanding to the Group’s operational needs, CSA Leasing would be able to provide value-added services to the Group in a professional manner.

Finance cost savings under Finance Lease Transactions

As disclosed in the letter from the Board, CSA Leasing or its wholly-owned subsidiaries, being the Lessor(s), are registered in the free trade zones in the PRC and are entitled to certain favourable tax treatments which will lower the transaction costs of the Group. By utilising the finance lease structure to introduce the aircraft, simulators and Aviation Related Equipment, the Lessor(s) can provide value added tax invoices for the principal amount and interest payments under the Finance Lease Agreements to the Lessee(s), and therefore, the Lessee(s) can use such invoices to deduct value added tax. Based on the calculations provided by the Company, through adopting the finance lease arrangement provided by CSA Leasing under the Finance Lease Transactions, the stimulated maximum saving of financing costs for the Lessee(s) as compared to adopting secured loans arrangements with equivalent interest rates are estimated to be approximately US$59 million, US$58 million and US$50 million for the year ending 31 December 2023, 2024 and 2025, respectively. Therefore, entering into of the 2023-2025 Finance and Lease Service Framework Agreement would allow the Group to extend the utilisation of the structure of the finance lease arrangement and continue to benefit from the cost savings while executing the Company’s introduction plan for aircraft, simulators and Aviation Related Equipment from 2023 to 2025. Apart from saving financing costs, it is expected that the Finance Lease Transactions would also enhance the financial structure of the Company and ensure that the Company’s funding needs are being satisfied.

Broadening of financing channels to facilitate the business development

As stated in the Letter from the Board, entering into the 2023-2025 Finance and Lease Service Framework Agreement will broaden financing channels for the aircraft, the simulators and the Aviation Related Equipment and also increase the fleet through operating lease to satisfy the business development need of the Company and the industry growth. The finance lease of the aircraft, the simulators and the Aviation Related Equipment would provide more flexibility than those being purchased directly by the Group and have less impact on the working capital of the Group. The operating lease of aircraft, engines and the Aviation Related Equipment would also provide the flexibility for the Group on the arrangement of its fleet. We noted from the annual reports for FY2019, FY2020 and FY2021 that approximately 66.9%, 65.9% and 63.9% of the aircraft fleet of the Group were held under either finance lease or operating lease as at 31 December 2019, 31 December 2020 and 31 December 2021 respectively. As such, the renewal of the Finance and Lease Service Framework Agreement, in particular, in relation to the finance and operating leaser services of aircrafts, engines, simulators, Aviation Related Equipment is considered in line with the Group’s financing strategy for its business operation. In addition, the 2023-2025 Finance and Lease Service Framework Agreement, however, does not restrict the Group to procure the finance lease and/ or operating lease services solely from CSA Leasing. Whether the Company may finally mandate the finance lease and/or operating lease to CSA Leasing depends on the prerequisite requirements as stated in the section headed “III. 2023-2025 Finance and Lease Service Framework Agreement” in the Letter from the Board of the Circular.

- IFA-14 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We are further advised by the management of the Group that it is a common practice for air operators to enter into finance and operating leases with financial institutions for introduction of aircraft, simulators, engines and aviation related equipment. We have reviewed the annual reports, announcements and circulars published by major Chinese airlines listed in Hong Kong, and noted that Air China Limited (“Air China”, stock code: 753.HK) and China Eastern Airlines corporation Limited (“China Eastern Airlines”, stock code: 670.HK) have also entered into similar finance and lease services with their connected persons.

Given that (i) members of CSA Leasing possess experience, expertise and have been providing similar services to the Group over the past years, (ii) not only that the renewal of the Finance and Lease service Framework Agreement will continue to allow financing costs saving and financing flexibility for the Group as discussed in the paragraphs above, most importantly, it will not obligate the Group to enter into any transactions with CSA Leasing, but will only allow CSA Leasing to be one of the available choices for the Group’s selection for its finance/ operating lease arrangements if the relevant terms provided are at a market rate or better; and (iii) it is a common way of financing for air operators in the aviation industry, we are of the view that the entering into of the 2023-2025 Finance and Lease service Framework Agreement is in the ordinary and usual course of business of the Group and is in the interests of the Company and the Shareholders.

3.3	Principal terms of the 2023-2025 Finance and Lease Service Framework Agreement

On 28 October 2022, the Company, as the Lessee(s), entered into the 2023-2025 Finance and Lease Service Framework Agreement with CSA Leasing, as the Lessor(s), an indirect non wholly-owned subsidiary of CSAH, in relation to the Finance Lease Transactions and Operating Lease Transactions, for a fixed term of three years commencing from 1 January 2023 to 31 December 2025.

3.3.1	Finance Lease Transactions

The principal terms of the Finance Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement are summarised below:

- IFA-15 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Subject matter

The Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment comprises part of the aircraft, simulators and Aviation Related Equipment in the Company’s introduction plan from 1 January 2023 to 31 December 2025, subject to adjustment from time to time.

The Company has signed or will sign aircraft purchase agreements with aircraft manufacturing companies in relation to the Leased Aircraft, which agreements have been or will be negotiated and agreed independently and separately and has fulfilled or will fulfill the resolution procedures of the Board and the Company’s general meetings and announcement obligations in accordance with relevant laws and regulations (including the Listing Rules).

As for the simulators and the Aviation Related Equipment, the Company has signed or will sign the relevant purchase agreements with the independent third parties, which agreements have been or will be negotiated and agreed independently and separately and will fulfil or has fulfilled the relevant internal approval procedures in accordance with relevant laws and regulations (including the Listing Rules).

Aggregate principal amount of the Finance Lease Transactions

The aggregate principal amount of the Finance Lease Transactions shall be not more than 100% of the consideration for the purchase of the subject matter (including the aircraft, the simulators and the Aviation Related Equipment).

Rental fee/Interest rate

The rental fee is the repayment of the principal amount for the subject matter and the interest under the Finance Lease Transactions.

Under the Finance Lease Transactions, the applicable interest rate will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of financing of the aircraft, simulators and Aviation Related Equipment satisfying the prerequisites as disclosed in the letter from the Board in the Circular.

The rental fee, of which the principal portion is measured according to the equal-principal (equal instalment principal and corresponding interests incurred by the remaining principal) or average-capital-plus-interests (average instalment for all the principal and interests) standard, or such standard of measurement as otherwise agreed by the Company and CSA Leasing, is payable monthly, quarterly or semi-annually in arrears, commencing on the Delivery Date of each of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment and concluding on the date of the last payment for such subject matter, subject to the terms and conditions of each individual Finance Lease Agreement. The Lessor(s) will provide the Lessee(s) full value added tax invoices in respect of the principal amount for the subject matter and the interest thereunder, which enables the Lessee(s) to deduct value added tax.

- IFA-16 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

By adopting the equal principal standard, the principal to be paid by the Lessee(s) in each period remain constant throughout the entire repayment period with a gradually decreasing interests to be paid towards the end of the repayment period. By adopting the average-principal-plus-interests standard, the principal and interests to be repaid by the Lessee(s) in each period are constant throughout the entire repayment period, such that with the passage of time the principal to be paid by the Lessee(s) will be increasing while the interests to be paid by the Lessee(s) will be decreasing. According to previous finance lease transactions and as a general market practice, the equal-principal standard is commonly adopted in reaching the rental fee of aircraft and simulators, while the average-capital-plus-interests standard is commonly adopted in reaching the rental fee of the Aviation Related Equipment.

Prerequisites

The Company may mandate the finance lease arrangements for the aircraft, the simulators and the Aviation Related Equipment to CSA Leasing depending on the prerequisites as set out in the section headed “(ii) Finance Lease Transactions - Prerequisites” of the letter from the Board in the Circular.

Handling fee

The respective handling fee for each of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment which is not more than 1% of the principal amount for each of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment shall be paid by the Lessee(s) to the Lessor(s) prior to the commencement of the respective Delivery Date or on the agreed date after the respective Delivery Date.

Buy-back

During the lease period, the Lessor(s) have ownerships of the Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment. Upon the payment of the last instalment of rental fee by the Lessee(s) to the Lessor(s) for each of the relevant Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment, the Lessee(s) is entitled to purchase the relevant Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment back from the Lessor(s) at a nominal purchase price stipulated in the respective lease agreement (which normally ranged from RMB1 to RMB10,000 according to previous lease transactions) for such subject matter. The Lessor(s) shall complete all relevant and necessary procedures in assigning the ownership in such Leased Aircraft, Leased Simulators and Leased Aviation Related Equipment to the Lessee(s).

- IFA-17 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

To implement the Finance Lease Transactions, separate Finance Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the Leased Aircraft, Leased Simulator and Leased Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2023- 2025 Finance and Lease Service Framework Agreement.

As set out in the letter from the Board in the Circular, the financing lease period of the subject matter under the 2023-2025 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Finance Lease Agreements. The financing lease period of the Leased Aircraft, the Leased Simulators, and the Leased Aviation Related Equipment would be 10 years, 10 years and 5-8 years, respectively.

Please refer to the section headed “III. 2023-2025 Finance and Lease Service Framework Agreement - (ii) Finance Lease Transactions” of the letter from the Board in the Circular for the details of the terms of the Finance Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement.

We have discussed with the Management and understand that, in conducting the Finance Lease Transactions, the Group will, among other things, obtain and review at least two financing proposals submitted by independent third parties through requests for proposals or other bidding procedures in relation to the Financing Lease Transactions to ensure the comprehensive costs (including the handling fee and the value added tax deductible) offered by CSA Leasing to the Group are fair and reasonable and no less favourable to the Group than those offered by independent third parties. In this regard, we have requested, on a random basis, for the Company to provide with us 4 samples of proposals/quotations submitted by independent third parties from 2020 to 2022 as regards aircraft finance lease (“Sample Aircraft Finance Leases”) and by CSA Leasing respectively for the same type of the leasing subject. CSA Leasing was selected based on its competitive and attractive terms in its financial proposal. We noted from the Sample Aircraft Finance Leases that the relevant lease interest rate proposed by independent third parties were all less favourable than the relevant lease interest rate proposed by CSA Leasing. Given that the selected samples involved different types of aircraft model and covered more than 30% of the total historical transaction amounts in 2020-2022 Finance Lease Transactions, we consider the sample size is sufficient and representative for the purposes of our analysis. In addition, we have reviewed the latest published circulars of Air China and China Eastern Airlines in relation to the similar finance lease transactions entered into with respective connected persons, we noted that similar policies were adopted by these airlines in selecting the lessors for similar finance lease transactions. As disclosed in the circular dated 28 September 2022 published by Air China (the “Air China Circular”), the final transaction price of the finance lease services will be determined on arm’s length negotiations between both parties with reference to the prices for the same type of lease services offered by independent third parties and after taking into account certain factors. The final transaction price of the finance lease services should not be higher than the transaction prices offered by at least two independent third parties on the same conditions. As disclosed in the circular dated 26 October 2022 published by China Eastern Airlines (the “China Eastern Airlines Circular”), the finance leasing proposal(s) provided by connected persons of China Eastern Airlines in relation to the finance leasing services should have competitive advantages over other service provider, (including but not limited to, the comprehensive costs of the proposal(s) regarding the finance leasing services offered by connected persons of China Eastern Airlines shall not be higher than those offered by at least three other independent third parties).

- IFA-18 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Furthermore, in the event of unavailability of proposals or due to occasional operation needs of the Company, we were given to understand that the Company would compare the comprehensive costs provided by CSA Leasing and ensure that it would be no less favourable than the finance lease transactions in relation to same type of transactions carried out by the Company during the relevant period. We considered the aforementioned arrangements are justifiable for the Company to ensure the comprehensive costs offered by CSA Leasing is fair and reasonable. We understand from the Company that as for the Leased Aircraft under the Finance Lease Transactions, the handling fee ratio of not more than 1% is determined with reference to the average handling fee ratio from the previous proposals received by the Company from the independent third parties. As for the simulators have similar nature with the aircraft, the same handling fee ratio shall be adopted for the Leased Simulators under the Finance Lease Transactions. As for the Leased Aviation Related Equipment, the handling fee ratio of not more than 1% is determined after taking into account the complexity of handling procedures based on handling volumes of certain equipment under the Aviation Related Equipment.

Given that (i) it is a common practice in aviation industry to adopt requests for proposals or other bidding processes to select the parties to provide the finance lease services;

(ii) CSA Leasing would only be selected if its proposal is, from the Group’s perspective, the most favourable one out of all the submitted proposals or lower than the finance lease transactions in relation to same type of transactions carried out by the Company during the relevant period; and (iii) the handling fee under the previous finance lease agreement entered into with CSA Leasing are similar to those offered by independent third parties as advised by the management, we are of the view that the terms of the Finance Lease Transaction under 2023-2025 Finance and Lease Service Framework are on normal commercial terms and fair and reasonable as far as the Company and Shareholders are concerned.

As set out in the letter from the Board of the Circular, the lease period of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) would exceed three years.

Pursuant to the requirement under Rule 14A.52 of the Listing Rules, the Company has engaged us as the Independent Financial Adviser to provide independent advice in respect of the Finance Lease Agreement to explain why a period exceeding three years for such agreements is required and to confirm that it is normal business practice for agreements of this type to be of a duration longer than three years.

- IFA-19 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have formulated our opinion based on our research, analysis and its discussion with the Management as follows:

1.

similar to other airline operators, the Group has to maintain a streamlined and efficient modernised fleet by introducing new aircrafts in order to satisfy its business and operation needs from time to time as well as to ensure delivery of quality services to its customers;

2.

the tenure of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) to be entered into by the Group with CSA Leasing of 5 to 10 years is in line with the Company’s accounting policy and also falls within the range of: (a) similar agreements entered into by the Group with independent third parties; and (b) similar agreements of other listed airline operators companies on the Hong Kong Stock Exchange. Accordingly, the tenure of the separate Finance Lease Agreement(s) of more than three years is in line with the market practice; and

3.

the tenure of 5 to 10 years of the separate Finance Lease Agreement(s) to be entered into is a normal commercial term for a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Having considered the factors set out above, we are of the view that the lease period of the Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment under the separate Finance Lease Agreement(s) which is longer than three years, are required and it is normal business practice for agreements of this type to be of such duration.

3.3.2	Operating Lease Transactions

The principal terms of the Operating Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement are summarised below:

Subject matter

The aircraft (including new aircraft as well as middle-aged and old aircraft to be disposed of by the Company through sale and leaseback arrangement), engines and the Aviation Related Equipment in the Company’s introduction plan through operating lease from 1 January 2023 to 31 December 2025.

Rental fee

The rental fee will be further determined and agreed by the Company and CSA Leasing with reference to the results of the Company’s requests for proposals or other bidding processes in respect of leasing of aircraft, engines and Aviation Related Equipment satisfying the prerequisites as disclosed in the letter from the Board in the Circular.

- IFA-20 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The rental fee will be prepaid by the Company on a monthly or quarterly basis, commencing on the delivery date or replacement date of each of the aircraft, engines and the Aviation Related Equipment.

Prerequisites

The Company may mandate the operating lease arrangements for the aircraft, engines and Aviation Related Equipment to CSA Leasing depending on the prerequisites as set out in the section headed “(iii) Operating Lease Transactions - Prerequisites” of the letter from the Board in the Circular.

Ownership

During the lease period, the Lessor(s) have ownerships of the aircraft, engines and the Aviation Related Equipment and the Lessee(s) have the rights to use the aircraft, engines and the Aviation Related Equipment. Upon the expiry of the lease period, the Lessee(s) should return the aircraft, engines and the Aviation Related Equipment to the Lessor(s).

To implement the Operating Lease Transactions, separate Operating Lease Agreement(s) will be entered into between the Lessee(s) and the Lessor(s) in respect of each of the aircraft, engines and the Aviation Related Equipment, the terms of which will in all material respects be consistent with the binding principles, guidelines, terms and conditions contained in the 2023-2025 Finance and Lease Service Framework Agreement.

As set out in the letter from the Board in the Circular, the operating lease period of the subject matter under the 2023-2025 Finance and Lease Service Framework Agreement will be agreed upon entering into the individual Operating Lease Agreements. Depending on the different model and age of the subject matter, the operating lease period of the aircraft and engines would be approximately 3 to 10 years and 2 to 5 years respectively.

Please refer to the section headed “III. 2023-2025 Finance and Lease Service Framework Agreement – (iii) Operating Lease Transactions” of the letter from the Board in the Circular for the details of the terms of the Operating Lease Transactions under the 2023- 2025 Finance and Lease Service Framework Agreement.

We have discussed with the Management and understand that, the Company may mandate the operating lease arrangement for the aircraft, engines and the Aviation Related Equipment to CSA Leasing if the comprehensive costs (including the relevant rental fee plus any other charges) regarding the operating lease proposal(s) of the aircraft, the engines and the Aviation Related Equipment provided by CSA Leasing to the Company shall not be higher than (i) the comprehensive costs of the same type of transaction carried out by the Company during the relevant period, or (ii) the comprehensive costs provided by at least two financing proposals submitted by independent third parties through requests for proposals or other bidding procedures in relation to the Operating Lease Transactions to ensure the comprehensive costs (including the relevant rental fee plus any other charges) offered by CSA Leasing to the Group are fair and reasonable and no less favourable to the Group than those offered by independent third parties. From our review of the latest published circulars of Air China and China Eastern Airlines in relation to the similar operating lease transactions entered into with respective connected persons, we noted that similar policies were adopted by these airlines in selecting the lessors for similar operating lease transactions. As disclosed in the Air China Circular, the final transaction price of the operating lease services will be determined on arm’s length negotiations between both parties with reference to the prices for the same type of lease services offered by independent third parties and after taking into account certain factors. The final transaction price of the operating lease services should not be higher than the transaction prices offered by at least two independent third parties on the same conditions. As disclosed in the China Eastern Airlines Circular, the operating leasing proposal(s) provided by connected persons of China Eastern Airlines in relation to the operating leasing services should have competitive advantages over other service provider, (including but not limited to, the comprehensive costs of the proposal(s) regarding the operating leasing services offered by connected persons of China Eastern Airlines shall not be higher than those offered by at least three other independent third parties).

- IFA-21 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

For middle-aged and old aircraft to be disposed of by the Company through sale and leaseback arrangement and the spare engine to be leased by the Company through operating lease, the Company will compare (i) the comprehensive costs provided by other independent third parties operating lease proposal quotations obtained in open bidding process on China Assets Exchange, or (ii) the existing lease price of the same type of aircraft and engines of the Company (to be determined based on the lease price of aircraft of the same model and age and the lease price of engine of the same model in the domestic market, and adjusted by conditions and utilization rate of the aircraft and the engine) to ensure the comprehensive costs (including the relevant rental fee plus any other charges) offered by CSA Leasing to the Group are fair and reasonable and no less favourable to the Group than those offered by independent third parties. In this regard, we have requested, on a random basis, for the Company to provide with us 2 samples of bidding results issued by Shanghai Assets Exchange (上海聯合產權交易所), a PRC governmental body set up by the Shanghai government and appointed by the State-owned Asset Supervision and Administrative Commission of the State Council for handling the transfer of state-owned assets, which is fully responsible for the open bidding process. Due to the impact of the COVID-19 pandemic and the continuous suspension of flight for 737MAX aircraft, the number of aircraft introduced by the Company in 2020-2022 under operating lease arrangement has been decreased significantly. The transaction amount of the 2 selected samples covered more than 30% of the total historical transaction amounts in 2020-2022 Operating Lease Transactions. We considered the sample size is sufficient and representative for the purposes of our analysis and the aforementioned arrangements are justifiable for the Company to ensure the comprehensive costs offered by CSA Leasing is fair and reasonable.

Given that (i) it is a common practice in aviation industry to adopt requests for proposals or other bidding processes to select the parties to provide the operating lease services; and (ii) CSA Leasing would only be selected if its proposal is, from the Group’s perspective, the most favourable one out of all the submitted proposals or lower than the existing lease price of the same type of transactions, we are of the view that the terms of the Operating Lease Transaction under 2023-2025 Finance and Lease Service Framework are on normal commercial terms and fair and reasonable as far as the Company and Shareholders are concerned.

- IFA-22 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

3.4	The proposed Finance Lease Caps

Historical figures

Set out below are the historical transaction amounts and annual caps of the Finance Lease Transactions between the Group and CSA Leasing for the two years ending 31 December 2021 and the nine months ended 30 September 2022:

	For the year ended 31 December		For the year ending 31 December
	2020	2021	2022
	US$ million	US$ million	US$ million
Historical total rental fee (including principal, interests and handling fees)	1,109	326	206	(Note)
Existing maximum total rental fee (including principal, interests and handling fees)	5,140	5,039	4,434
Utilisation rate	2.2%	6.5%	6.2	%(Note)

Note:

The transaction amounts for the year ending 31 December 2022 represents the transaction amount for the nine months ended 30 September 2022 and, for illustration purpose, the utilisation rate was calculated based on pro-rated annual cap for the year, being approximately US$3,326 million.

As stated in the letter from the Board in the Circular, the main reasons for the difference between the actual transaction amount and the annual cap were (i) due to the impact of the COVID-19 pandemic and the continuous suspension of flight for 737MAX aircraft, leading to a significant decrease in the number of aircraft actually introduced by the Company in 2020- 2022 than expected; and (ii) the Company will use the proceeds from the 2020 non-public issuance of shares and public issuance of convertible bonds to purchase aircraft and reduce the number of aircraft to be introduced by the Company through finance lease. Given that the value of right-of-use assets in relation to Finance Leases entered into by the Group as lessee being directly relevant to the number of aircraft introduced by the Group, we have also reviewed the disclosures in the 2019 Annual Report, the 2020 Annual Report and the 2021 Annual Report and noted that the actual number of aircrafts introduced under finance lease for each of FY2020 and FY2021 fell short by approximately 53.6% and 76.9%.

- IFA-23 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The proposed Finance Lease Caps

Pursuant to the Financial Services Framework Agreement, the proposed Finance Lease Caps for the three years ending 31 December 2025 are as follow:

	For the year ending 31 December
	2023	2024	2025
	US$ million	US$ million	US$ million
Total rental fee (including principal, interests)	4,100	4,100	3,600
Handling fee	33.27	32.98	28.68
The proposed Finance Lease Caps	3,361	3,331	2,896

As set out in the letter from the Board, the total fee payable by the Company is the sum of the rental fee, the handling fee and the buy-back fee. To assess the fairness and reasonableness of the projected total rental fees under the Finance Lease Transactions, we have obtained and reviewed the projection tables from the Company which include the aircraft, simulators, engines and Aviation Related Equipment planned to be introduced under finance or operating lease arrangements for the years 2023 to 2025 (the “2023-2025 Projection Tables”) The respective computation of the estimated rental fee (including the principal, interests and handling fee) in relation to the Finance Lease Transactions payable by the Company for the years 2023 to 2025 have been projected based on the 2023-2025 Projection Tables without taking into account the buy-back fee as it is only a nominal value as advised by the management of the Group.

The Company has considered the following key factors when estimating the total rental fee payable in relation to the Finance Lease Transactions in the following three years:

(i)	the aircraft, simulators and Aviation Related Equipment planned to be introduced under finance lease arrangements for the years 2023 to 2025;

(ii)	the expected purchase price of aircrafts was determined based on prevailing market price of the same model and same age in the domestic market;

(iii)

the expected purchase price of simulators was determined based on the historical purchase agreements signed and/or independent third party quotations received by the Company in respect of similar models;

(iv)	the expected annual rental fees for the Aviation Related Equipment were determined based on the Group’s budget for the aviation equipment and special vehicles;

- IFA-24 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

(v)	the average lease period for each of the aircraft, the simulators and the Aviation Related Equipment to be 10 years, 10 years and 5-8 years, respectively; and

(vi)	the PBOC Benchmark Rates.

The Management considers that, should the global COVID-19 pandemic stabilises, the Group would revive its continuous efforts to review its fleet and take more proactive approach to update its existing fleet of aircrafts. In this respect, it is expected that the growth rate for the Group’s fleet would gradually resume to its previous level, and hence, the proposed total rental fee (including principal interests and handling fees) for the years 2023 to 2025 is comparable to the existing maximum total rental fee (including principal, interests and handling fees). As disclosed in the Letter from Board, the Company had also taken into account of the Group’s overall aircraft introduction plan under 14th Five-Year Plan, including the purchase of 96 A320 NEO family aircraft by the Company and purchase of 40 A320NEO family aircraft by Xiamen Airlines Company Limited as disclosed in the Company’s announcements dated 1 July 2022 and 22 September 2022 respectively.

As disclosed in the Letter from the Board, the maximum aggregate transaction amount (including the principal, interest payable and handling fee) of the aircraft finance lease transactions shall not exceed 60% of the aggregate amount (including the principal, interest payable and handling fee) of all the aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025. The 60% caps was determined based on (i) the Company attempts to minimize the financial risks (if any) that could be brought by solely relying on one single finance lease company to provide finance leasing to all aircraft to be introduced by the Company, given the substantial purchase cost of the aircraft; (ii) 60% cap will not impose any financial pressure to CSA Leasing taking into account of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025; and (iii) the historical transaction amount of the Company’s finance lease transactions with CSA Leasing were close to 60% of the aggregate amount of aircraft introduced under the Company’s previous aircraft introduction plan. The management considers that such arrangement would encourage the Company to obtain competitive aircraft finance lease services in the market and reduce the extent of reliance by the Company on CSA Leasing. We have reviewed the Air China Circular and China Eastern Airline Circular and noted that the they have adopted a similar computation process of accounting for 50% of the expected total purchase price of total aircrafts scheduled to be introduced as the relevant principal amount.

As advised by the Management, the applicable interest rate for finance lease arrangement conducted in the PRC is commonly determined with reference to the PBOC Benchmark Rates. The relevant benchmark interest rate as set by the PBOC for the finance lease arrangement has also been adopted by Air China and China Eastern Airlines.

- IFA-25 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to IFRS 16, the proposed Finance Lease Caps are set on the total value of right-of-use assets relating to the Finance Lease Transactions. We have reviewed the computation of right-of-use assets relating to the Finance Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee (including principal and interest) and the handling fee for the newly added Leased Aircraft, the Leased Simulators and the Leased Aviation Related Equipment in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation was 4.45%, which are equivalent to the current PBOC Benchmark Rate with reference to the corresponding lease periods. We have reviewed the China Eastern Airline Circular and the Air China Circular, and noted that the 4.45% discount rates being adopted by the Company is within the range compared to other airline operators, which is 3% discount rate adopted by China Eastern Airline and 4.79% to 4.9% discount rate adopted by Air China.

Having considered the above, we are of the view that the proposed Finance Lease Caps and the bases of determination are fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

3.5	The proposed Operating Lease Caps

Historical figures

Set out below are the historical transaction amounts and annual caps of the Operating Lease Transactions between the Group and CSA Leasing for the two years ending 31 December 2021 and the nine months ended 30 September 2022:

	For the year ended 31 December		For the year ending 31 December
	2020	2021	2022
	US$ million	US$ million	US$ million
Historical annual rental fee	3	13	59	(Note)
Existing maximum annual rental fee	135	255	368
Utilisation rate	2.2%	5.1%	21.4	%(Note)

Note:

The transaction amounts for the year ending 31 December 2022 represents the transaction amount for the nine months ended 30 September 2022 and, for illustration purpose, the utilisation rate was calculated based on pro-rated annual cap for the year, being approximately US$276 million.

As stated in the letter from the Board in the Circular, the main reasons for the difference between the actual transaction amount and the annual cap were due to the impact of the COVID-19 pandemic and the continuous suspension of flight for 737MAX aircraft, leading to a significant decrease in the number of aircraft actually introduced by the Company in 2020- 2022 than expected. We have also reviewed the disclosures in the 2019 Annual Report, the 2020 Annual Report and the 2021 Annual Report and noted that the actual number of aircrafts introduced under operating lease for each of FY2020 and FY2021 fell short by approximately 54.5% and 80.0%.

- IFA-26 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

The proposed Operating Lease Caps

Pursuant to the Financial Services Framework Agreement, the proposed Operating Lease Caps for each of the three years ending 31 December 2025 are as follow:

	For the year ending 31 December
	2023	2024	2025
	US$ million	US$ million	US$ million
Annual rental fee(Note 1)	197	356	486
Total rental fee(Note 2)	1,524	1,436	1,119
The proposed Operating Lease Caps	1,262	1,174	916

Notes:

1.	The annual rental fee refers to the rental actually payable by the Company to CSA Leasing each year for newly added aircraft, engines and Aviation Related Equipment in that year.
2.

The total rental fee refers to the total rental for newly added aircraft, engines and Aviation Related Equipment with a full lease term of 2 years to 12 years leased by the Company from CSA Leasing by way of operating lease each year.

The total annual rental fee represents the maximum annual rental fee payable by the Lessee(s) to the Lessor(s) in respect of the operating lease of aircraft, engines and the Aviation Related Equipment. To assess the fairness and reasonableness of the total annual rental fee, we have reviewed the 2023-2025 Projection Tables which include number of aircraft, engines and Aviation Related Equipment expected to be introduced under operating lease arrangement during the Relevant Period and the number of leasing years, together with the calculation of the monthly rental fee with respect of the underlying assets of Operating Lease Transactions. In particular, according to the Letter from the Board, the monthly rental fee of aircraft are derived by multiplying the relevant current market values by the relevant lease rate factors generally adopted in the aviation industry for aircraft of similar model and age of underlying assets. We understand from the Company that the current market values and the lease rate factors of the relevant aircraft adopted under in the 2023-2025 Projection Tables were determined with reference to the current market value and lease rate factor as referenced to independent aviation consultancy. Specifically, the Company considered the conditions and utilisation of individual aircraft and (i) the lease period for the new aircraft being 12 years and a lease rate factor of 0.9% to 1.12%; and (ii) the lease period for the middle-aged and old aircraft being 3 years and a lease rate factor of 2.5% to 2.55%.

We have obtained, on a random basis, 6 samples of aircraft of different model and/or age from the 2023-2025 Projection Tables and compared respective current market values and lease rate factors to the industry reports and we noted similar figures are adopted in 2023-2025 Projection Tables.

- IFA-27 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Regarding the monthly rental fee of the relevant engines, as disclosed in the Letter from the Board, the Company made reference to the available market data reports on current lease rates generally adopted in the aviation industry for engines of different models and age, considering the condition and utilisation of individual engines, and the lease period being 5 years for new engines and 2 to 3 years for old engines. We have obtained, on a random basis, 2 samples of engines of different model and age and compared the respective lease rates to the market data reports provided by the Company and noted that the lease rates adopted in the 2023-2025 Projection Tables are consistent with those under the market data reports.

For Aviation Related Equipment, the Company made reference to the lease rate factor of 1.5% generally adopted in the aviation industry for Aviation Related Equipment. We have obtained, on a random basis, 8 samples regarding the quotation of Aviation Related Equipment from the independent third parties with a lease rate factor ranged from 1.34% to 2.63%. We are of the view that the lease rate factor of 1.5% adopted by the Company for Aviation Related Equipment in the 2023-2025 Projection Tables is within the range of lease rate factor proposed by the independent third parties.

The purpose of our review of samples is to be satisfied that there is market reference available to determine the price of the aircraft, engines and Aviation Related Equipment adopted in 2023-2025 Projection Tables. We considered the sample size is sufficient and representative to determine the fairness and reasonableness of the current market value and lease rate factor for the aircraft, engines and Aviation Related Equipment.

As disclosed in the Letter from the Board, the maximum aggregate transaction amount (including the principal and interest payable) of operating lease transactions of the aircraft shall not exceed 50% of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025. The 50% caps was determined based on (i) the Company attempts to minimize the financial risks (if any) that could be brought by solely relying on one single operating lease company to provide operating leasing to all aircraft to be introduced by the Company, given the substantial cost of the aircraft; (ii) the 50% cap will not impose any financial pressure to CSA Leasing taking into account of the aggregate amount of all aircraft planned to be introduced under the Company’s introduction plan from 2023 to 2025; and (iii) the historical transaction amount of the Company’s operating lease transactions with CSA Leasing were close to 50% of the aggregate amount of aircraft introduced under the Company’s previous aircraft introduction plan. As advised by the management, such arrangement would encourage the Company to obtain competitive aircraft operating lease services in the market and reduce the extent of reliance by the Company on CSA Leasing. We have reviewed the China Eastern Airlines Circular and noted that they have set up similar restriction mechanisms where annual rental payable shall not exceed 30% of the operating lease transaction with its connected persons.

- IFA-28 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Pursuant to IFRS 16, the proposed caps are set on the total value of right-of-use assets relating to the Operating Lease Transactions. We have reviewed the computation of right-of-use assets relating to the Operating Lease Transactions, which are calculated during the future years by discounting the estimated total rental fee (including principal and interest) and the handling fee for the newly added aircraft, engines and Aviation Related Equipment in each year with discount rates which is either the interest rate implicit in the lease or the Company’s incremental borrowing rate. To illustrate how the caps are determined, the discount rates used in the above calculation was 4.45%, which are equivalent to the PBOC Benchmark Rate. We have reviewed the China Eastern Airline Circular and the Air China Circular, and noted that the 4.45% discount rates adopted by the Company is within the range compared to other airline operators, which is 3% discount rates adopted by China Eastern Airline and 4.79% to 4.9% discount rates adopted by Air China.

Having considered the above, we are of the view that the proposed Operating Lease Caps and the bases of determination are fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

3.6	Internal control measures

As set out in the Letter from the Board, we noted that the Company has adopted a set of internal control measures to assign specific responsibilities to various designated departments of the Company in performing regular assessment and cross-checking on the terms of the Proposed Lease Transactions in order to make sure that the Proposed Lease Transactions will be conducted in accordance with the terms of the 2023-2025 Finance and Lease Service Framework Agreement.

As advised by the Company, the Company will comply with its internal guidance, including the Aircraft Financing Procurement Guidelines, when conducting Finance Lease Transactions in respect of the aircraft, simulators and Aviation Related Equipment. Furthermore, we noted that the Aircraft Financing Procurement Guidelines includes a comprehensive scoring system for the assessment of service providers which assigns different scores to each of the selection criteria including but not limited to registered capital, capital adequacy, risk and customer concentration and credit rating.

In respect of the Operating Lease Transactions, further as advised by the Company, the Company will comply with the internal procurement management rules, including the Aircraft Introduction Management Rules, when conducting Operating Lease Transactions in respect of aircraft, engines and Aviation Related Equipment. In particular, for each operating lease project, the Company would follow the relevant procedures which includes, among others, publishing a proposal request announcement on the procurement tender website to obtain proposals from suppliers and the measure to ensure the costs provided by CSA Leasing are no less favourable than those offered by independent third parties by the project review committee.

Furthermore, the law and standards division of the Company will responsible for monitoring, collecting and evaluating the detailed information of the continuing connected transactions under the 2023-2025 Finance and Lease Service Framework Agreement, including but not limited to the implementation of the pricing policies, payment arrangements and actual transaction amounts under the specific transactions on a monthly basis to ensure that the relevant transactions are conducted in compliance with the 2023-2025 Finance and Lease Service Framework Agreement; and the internal audit department of the Company will review and assess the internal control procedures of the Group on an annual basis, including but not limited to the relevant information in relation to the 2023-2025 Finance and Lease Service Framework Agreement. An internal control assessment report will be prepared by the internal audit department and submitted to the Board for review and approval.

- IFA-29 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

We have obtained and reviewed the internal control assessment report of the Company for the year ended 31 December 2021. It was concluded in the report that no material weaknesses had been identified during the relevant period under review.

In addition, for the purpose of Rule 14A.56 of the Listing Rules, the Company’s external auditors, will be engaged to issue a letter to report on the Group’s continuing connected transactions (including the Proposed Lease Transactions) in accordance with Hong Kong Standard on “Assurance Engagements 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. We have obtained from the Company and reviewed the letters issued by the Company’s external auditors in 2020 and 2021 and noted that the auditors have confirmed that the internal control procedures implemented by the Company have been effective in all material aspects.

Based on the above and the fact that the Proposed Lease Transactions are subject to the reporting requirements of the Listing Rules as set out in the section headed “4. REPORTING REQUIREMENTS BY THE LISTING RULES” below, we concur with the view of the Directors that the Group has implemented effective internal control procedures to ensure that the Proposed Lease Transactions will be conducted on normal commercial terms and in accordance with the 2023-2025 Finance and Lease Service Framework Agreement.

4.	REPORTING REQUIREMENTS BY THE LISTING RULES

Pursuant to Rules 14A.55 to 14A.59 of the Listing Rules, the Provision of Deposits Services contemplated under the Financial Services Framework Agreement and the Proposed Lease Transactions under the 2023-2025 Finance and Lease Service Framework Agreement are subject to the following annual review requirements:

a)

the independent non-executive Directors must review the Provision of Deposits Services and Proposed Lease Transactions every year and confirm in the annual report and accounts that they have been entered into:

(i)	in the ordinary and usual course of business of the Group;

(ii)	on normal commercial terms or better; and

(iii)	according to the agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole;

- IFA-30 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

b)

the Company’s auditors must provide a letter to the Board (with a copy to be provided to the Stock Exchange at least ten business days before the bulk printing of the Company’s annual report) confirming whether anything has come to their attention that causes them to believe that the Provision of Deposits Services and Proposed Lease Transactions:

(i)	have not been approved by the Board;

(ii)

were not, in all material respects, in accordance with the pricing policies of the Group if the Provision of Deposits Services and Proposed Lease Transactions involve the provision of goods or services by the Group;

(iii)	were not entered into, in all material respects, in accordance with the relevant agreements governing them; and

(iv)	have exceeded the relevant annual caps;

c)

the Company must allow, and ensure that the counterparties to the Financial Services Framework Agreement and the 2023-2025 Finance and Lease Service Framework Agreement allow, the Company’s auditors sufficient access to their records for the purpose of the reporting on the Provision of Deposits Services and Proposed Lease Transactions;

d)

the Company must promptly notify the Stock Exchange and publish an announcement if the independent non-executive Directors and/or auditors of the Company cannot confirm the matters as required. The Stock Exchange may require the Company to re-comply with the announcement and Shareholders’ approval requirements and may impose additional conditions.

In light of the reporting requirements attached to the Provision of Deposits Services and Proposed Lease Transactions, in particular, (i) the restriction of the transaction value by way of annual caps; and (ii) the ongoing review by the independent non-executive Directors and auditors of the Company of the terms of the Financial Services Framework Agreement and the 2023-2025 Finance and Lease Service Framework Agreement and the annual caps not being exceeded, we are of the view that appropriate measures will be in place to govern the conduct of the Provision of Deposits Services and Proposed Lease Transactions and assist in safeguarding the interests of the Company and the independent Shareholders as a whole.

OPINION AND RECOMMENDATION

Having taken into account the above principal factors and reasons, we consider that the Provision of Deposit Services and the Proposed Lease Transactions are on normal commercial terms and in the ordinary and usual course of business of the Company, and the terms of the Financial Services Framework Agreement in relation to the Provision of Deposit Services (including the proposed Deposit Services Caps) and the 2023-2025 Finance and Lease Service Framework Agreement in relation to the Proposed Lease Transactions (including the proposed Finance Lease Caps and the proposed Operating Lease Caps) are fair and reasonable so far as the Independent Shareholders are concerned and in the interest of the Company and the Shareholders as a whole.

- IFA-31 -

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER

Accordingly, we advise the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Financial Services Framework Agreement (including the proposed Deposit Services Caps) and the 2023-2025 Finance and Lease Service Framework Agreement (including the proposed Finance Lease Caps and the proposed Operating Lease Caps).

Yours faithfully, for and on behalf of SOMERLEY CAPITAL LIMITED Calvin Leung Director

Mr. Calvin Leung is a licensed person registered with the Securities and Futures Commission of Hong Kong and a responsible officer of Somerley Capital Limited, which is licensed under the SFO to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. He has over 18 years of experience in the corporate finance industry.

- IFA-32 -

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS OF DIRECTORS AND SUPERVISORS

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors and their respective associates had interests or short positions in the shares, underlying shares and/or debentures (as the case may be) of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of SFO (including interests or short positions which were taken or deemed to have under such provisions of the SFO), or were required to be recorded in the register maintained by the Company pursuant to Section 352 of the SFO or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of the Listed Issuers in Appendix 10 of the Listing Rules.

None of the Directors, chief executive or Supervisors of the Company and their respective associates (as defined in the Listing Rules) has any competing interests which would be required to be disclosed under rule 8.10 of the Listing Rules if each of them were a controlling shareholder of the Company.

As at the Latest Practicable Date, Mr. Han Wen Sheng (Director of the Company) was also senior management of CSAH, a company which has an interest or short position in the Shares or underlying Shares which would fall to be disclosed under the provisions of Divisions 2 and 3 of Part XV of the SFO.

3.	MATERIAL LITIGATION

No member of the Group was engaged in any litigation or claims of material importance, and no such litigation or claim of material importance was known to the Directors to be pending or threatened by or against any members of the Group, as at the Latest Practicable Date.

4.	DIRECTORS’ AND SUPERVISORS’ INTERESTS

(a)

None of the Directors or Supervisors has any direct or indirect interest in any assets which have been, since 31 December 2021, the date to which the latest published audited financial statements of the Company were made up, acquired or disposed of by or leased to, or which are proposed to be acquired or disposed of by, or leased to, any member of the Group.

(b)

None of the Directors or Supervisors was materially interested in any contract or arrangement subsisting as at the Latest Practicable Date and which was significant in relation to the business of the Group.

- APP-1 -

APPENDIX	GENERAL INFORMATION

5.	SERVICE CONTRACTS

None of the Directors has any existing or proposed service contract with any member of the Group which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

6.	MATERIAL ADVERSE CHANGE

As disclosed in the interim report for the six months ended 30 June 2022 of the Company, the Company recorded a total operating loss of RMB10,564 million and a net loss of RMB11,986 million for the six months ended 30 June 2022 (as compared to a total operating loss of RMB3,057 million and a net loss of RMB3,967 million in the corresponding period in 2021).

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Group since 31 December 2021, the date to which the latest published audited consolidated accounts of the Group were made up.

7.	QUALIFICATION AND CONSENT OF EXPERT

The following is the qualification of the expert who has given opinion or advice, which are contained or referred to in this circular:

Name	Qualification
Somerley Capital Limited	a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

As at the Latest Practicable Date, Somerley Capital Limited had no shareholding interest in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities of any member of the Group.

As at the Latest Practicable Date, Somerley Capital Limited was not interested, directly or indirectly, in any assets which had since 31 December 2021 (being the date to which the latest published audited accounts of the Company were made up) been acquired or disposed of by or leased to any member of the Group or which are proposed to be acquired or disposed of by or leased to any member of the Group.

Somerley Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter on the same date and references to its name in the form and context in which it appears.

- APP-2 -

APPENDIX	GENERAL INFORMATION

8.	DOCUMENTS ON DISPLAY

A copy of the 2023-2025 Finance and Lease Service Framework Agreement and a copy of the Financial Services Framework Agreement will be available on the websites of the Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.csair.com) from the date of this circular and for a reasonable period of time (not less than 14 days).

- APP-3 -

SUPPLEMENTAL NOTICE OF EGM

SUPPLEMENTAL NOTICE OF EGM

Reference is made to the notice of the first extraordinary general meeting of 2022 (the “EGM”) dated 11 November 2022 of China Southern Airlines Company Limited (the “Company”). The EGM will be held at No. 3301 Conference Room, 33th Floor, China Southern Airlines Building, No. 68 Qixin Road, Bai Yun District, Guangzhou, Guangdong Province, the PRC on Wednesday, 28 December 2022 at 2:00 p.m.

The board of directors of the Company (the “Board”) received the motion made by China Southern Air Holding Company Limited, a controlling shareholder of the Company, for additional proposals to be submitted to the EGM for approval by the shareholders of the Company. According to the relevant requirements of laws, regulations and the articles of association of the Company, the Board consented to submit the additional proposals to EGM for review. The format and procedure for the proposed submission of additional resolutions were in compliance with the provisions of the Company Law and the articles of association of the Company.

SUPPLEMENTAL NOTICE IS HEREBY GIVEN that the EGM will be held as originally scheduled and will consider and, if thought fit, approve the following resolutions as ordinary resolutions. Unless otherwise indicated, capitalised terms used herein have the same meanings as those defined in the circular of the Company dated 1 December 2022 (the “Circular”).

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

3.	the resolution regarding the renewal of finance and lease service framework agreement entered into between the Company and China Southern Air Leasing Company Limited.

4.	the resolution regarding the renewal of financial services framework agreement entered into between the Company and China Southern Airlines Group Finance Company Limited.

5.00	the resolution regarding the election of executive Directors for the 9th session of the Board of the Company:

5.01	the resolution regarding the election of Mr. Luo Lai Jun as an executive Director for the 9th session of the Board of the Company; and

6.00	the resolution regarding the election of independent non-executive Directors for the 9th session of the Board of the Company:

- EGM-1 -

SUPPLEMENTAL NOTICE OF EGM

6.01	the resolution regarding the election of Mr. Cai Hong Ping as an independent non-executive Director for the 9th session of the Board of the Company.

(“Accumulative voting” will be used in respect of all the sub-resolutions of Resolutions No. 5.00 and No. 6.00. Please refer to note 2 for details.)

By Order of the Board of

CHINA SOUTHERN AIRLINES COMPANY LIMITED

Chen Wei Hua and Liu Wei

Joint Company Secretaries

Guangzhou, the People’s Republic of China

1 December 2022

As at the date of this notice, the Directors include Ma Xu Lun and Han Wen Sheng as executive Directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive Directors.

Notes:

1.

Save for the inclusion of the newly proposed resolutions, there are no other changes to the resolutions set out in the notice of EGM dated 11 November 2022. Please refer to the notice of EGM for the other resolutions to be passed at the EGM and other relevant matter.

2.

According to Article 135 of the articles of association of the Company, the accumulative voting system referred to herein means that, in the election of directors or supervisors at the general meeting, each share carrying voting right shall carry the same number of voting right as the number of directors or supervisors proposed to be elected, and the voting rights of the shareholders may be freely cast among the proposed directors and supervisors, either be separately cast in favour of a number of nominees or be collectively cast in favour of one nominee. As such, based on the number of votes that the nominated directors and supervisors have got and the number of directors or supervisors proposed to be elected, those who have got more votes shall be elected.

3.

Since the proxy form sent together with the Circular (the “First Proxy Form”) does not contain the proposed additional resolutions as set out in this supplemental notice of EGM, a new proxy form (the “Second Proxy Form”) has been prepared and is enclosed with this supplemental notice of EGM.

4.

The Second Proxy Form for use at EGM is enclosed and is also published on the websites of The Stock Exchange of Hong Kong Limited (http://www.hkexnews.hk) and the Company (http://www.csair.com). Whether or not you intend to attend the EGM, you are requested to complete and return the enclosed Second Proxy Form in accordance with the instructions printed thereon no later than 24 hours before the time fixed for holding the EGM or any adjournment thereof (as the case may be).

5.

A shareholder who has not yet lodged the First Proxy Form with the Company’s H Share registrar – Hong Kong Registrars Limited is requested to lodge the Second Proxy Form if he or she wishes to appoint proxies to attend the EGM on his or her behalf. The Company’s H Share registrar – Hong Kong Registrars Limited is at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong. In this case, the First Proxy Form should not be lodged with the Company’s H Share registrar.

6.	A shareholder who has already lodged the First Proxy Form with the Company’s H Share registrar should note that:

- EGM-2 -

SUPPLEMENTAL NOTICE OF EGM

a.

If no Second Proxy Form is lodged with the Company’s H Share registrar, the First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolution as set out in this supplemental notice of EGM.

b.

If the Second Proxy Form is lodged with the Company’s H Share registrar at or before 2:00 p.m. on Tuesday, 27 December 2022, the Second Proxy Form will revoke and supersede the First Proxy Form previously lodged by him or her. The Second Proxy Form will be treated as a valid proxy form lodged by the shareholder if correctly completed.

c.

If the Second Proxy Form is lodged with the Company’s H share registrar after 2:00 p.m. on Tuesday, 27 December 2022, the Second Proxy Form will be invalid. It will not revoke the First Proxy Form previously lodged by the shareholder. The First Proxy Form will be treated as a valid proxy form lodged by him or her if correctly completed. The proxy so appointed by the shareholder will be entitled to vote at his or her discretion or to abstain from voting on any resolutions properly put to the EGM other than those referred to in the notice convening the EGM and the First Proxy Form, including the additional proposed resolutions as set out in this supplemental notice of EGM.

7.

Shareholders are reminded that completion and delivery of the First Proxy Form and/or the Second Proxy Form will not preclude shareholders from attending and voting in person at the EGM or at any adjourned meeting should they so wish.

- EGM-3 -